Exhibit 99.1

UNDERWRITING AGREEMENT

February 12, 2021

SilverCrest Metals Inc.

570 Granville Street, Suite 501

Vancouver, BC

V6C 3P1

Attention:         N. Eric Fier, Chief Executive Officer and Director

Dear Mr. Fier:

Scotia Capital Inc. (“Scotia”), Raymond James Ltd. and RBC Dominion Securities Inc., as co-lead underwriters, together with PI Financial Corp. and BMO Nesbitt Burns Inc. (each, including Scotia, an “Underwriter” and collectively the “Underwriters”) understand that SilverCrest Metals Inc. (the “Corporation”) proposes to issue and sell 13,050,000 Common Shares (as hereinafter defined) (the “Firm Shares”). Upon and subject to the terms and conditions set forth below, the Underwriters hereby severally, but not jointly or jointly and severally, agree to purchase from the Corporation, in the respective percentages provided for in ARTICLE 13 hereof, and by its acceptance hereof the Corporation agrees to sell to the Underwriters, at the Closing Time (as hereinafter defined), all but not less than all of the Firm Shares at a price of US$9.20 per Firm Share (the “Offering Price”), being an aggregate purchase price of US$120,060,000.

Upon and subject to the terms and conditions contained herein, the Corporation hereby grants to the Underwriters an option (the “Over-Allotment Option”) to purchase up to an additional 1,957,500 Common Shares (the “Option Shares”) at a price of US$9.20 per Option Share to cover over-allotments, if any, and for market stabilization purposes. The Over-Allotment Option may be exercised at any time and from time to time, in whole or in part, until the date that is 30 days following the Closing Date (as hereinafter defined) by written notice from Scotia on the Underwriters’ behalf to the Corporation, setting forth the aggregate number of Option Shares to be purchased. If the Over-Allotment Option is exercised, the number of Option Shares specified in the notice shall be purchased by the Underwriters, severally, but not jointly or jointly and severally, in the same proportion as their respective obligations to purchase the Firm Shares as set forth in ARTICLE 13 hereof. The offering of the Firm Shares and any Option Shares by the Corporation described in this Agreement are hereinafter referred to as the “Offering”.

The Corporation is qualified under Canadian Securities Laws (as defined below), including the rules and procedures established pursuant to NI 44-101 and NI 44-102 (each as define below) (the “Shelf Procedures”), in connection with a distribution of the Offered Shares (as defined below) in each of the Canadian Qualifying Jurisdictions (as defined below) to file a prospectus in the form of a short form base shelf prospectus. A preliminary short form base shelf prospectus and a final short form base shelf prospectus, in each case, in respect of up to $200,000,000 of common shares, warrants, subscription receipts, debt securities and units of the Corporation (the “Shelf Securities”) have been filed with the British Columbia Securities Commission (the “BCSC”), as principal regulator, and with each of the securities commissions or similar regulatory authorities (the “Canadian Securities Commissions”) in each of the provinces of Canada, excluding Quebec (the “Canadian Qualifying Jurisdictions”) in respect of the offering of the Shelf Securities; a receipt (the “Preliminary Receipt”) has been obtained from the BCSC in its capacity as principal regulator, representing the deemed receipt of each of the other Canadian Securities Commissions pursuant to Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions (collectively, the “Passport System”) in respect of such preliminary short form base shelf prospectus in the form heretofore delivered to the Underwriters (together with all documents filed in connection therewith and all documents incorporated by reference therein); and a receipt (the “Final Receipt”) has been obtained from the BCSC in its capacity as principal regulator, representing the deemed receipt of each of the other Canadian Securities Commissions pursuant to the Passport System in respect of such final short form base shelf prospectus in the form heretofore delivered to the Underwriters (together with all documents filed in connection therewith and all documents incorporated by reference therein). No other document pertaining to such final short form base shelf prospectus or document incorporated by reference therein has been filed with the BCSC as principal regulator and/or with any of the other Canadian Securities Commissions except for any documents heretofore delivered to the Underwriters; no order having the effect of ceasing or suspending the distribution of the Shelf Securities (including any Offered Shares) has been issued by the BCSC or any other Canadian Securities Commission and no proceeding for that purpose has been initiated or, to the Corporation’s knowledge, threatened by the BCSC or any other Canadian Securities Commission (the final short form base shelf prospectus filed with the BCSC as principal regulator and with each of the other Canadian Securities Commissions on or before the date of this underwriting agreement (this “Agreement”) for which a receipt has been issued by the BCSC in its capacity as principal regulator, representing the deemed receipt of each of the other Canadian Securities Commissions pursuant to the Passport System being hereinafter called the “Canadian Base Prospectus”). The preliminary prospectus supplement, dated February 11, 2021, relating to the offering of the Offered Shares used in Canada which excludes the public offering price and other final terms, together with the Canadian Base Prospectus, is hereinafter called the “Canadian Preliminary Supplement”; the prospectus supplement relating to the offering of the Offered Shares, which includes the public offering price and other final terms omitted from the Canadian Preliminary Supplement, to be filed with the BCSC as principal regulator and with each of the other Canadian Securities Commissions in accordance with the Shelf Procedures (the “Canadian Prospectus Supplement”), together with the Canadian Base Prospectus, is hereinafter called the “Canadian Prospectus”. As used herein, the terms “Canadian Base Prospectus”, “Canadian Preliminary Supplement”, “Canadian Prospectus Supplement” and “Canadian Prospectus” shall include the documents incorporated by reference therein.

The Corporation has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (File No. 333-238704), as amended, relating to the Shelf Securities and an appointment of agent for service of process on Form F-X (a “Form F-X”) relating to the registration statement; there are no reports or other information that in accordance with the requirements of the BCSC or any Canadian Securities Commission must be made publicly available in connection with the offering of the Offered Shares that have not been made publicly available as required; there are no documents required to be filed with the BCSC or any Canadian Securities Commission in connection with the Prospectuses (as defined below) that have not been filed as required; there are no contracts, documents or other materials required to be described or referred to in the Registration Statement (as defined below) or the Prospectuses or to be filed or incorporated by reference as exhibits to the Registration Statement that are not described, referred to or filed or incorporated by reference as required. The registration statement as amended to the date of this Agreement is hereinafter called the “Registration Statement”; the base prospectus relating to the Shelf Securities filed as part of the Registration Statement, in the form in which it has most recently been filed with the SEC on or prior to the date of this Agreement, is hereinafter called the “U.S. Base Prospectus”. For purposes of this Agreement, “U.S. Preliminary Prospectus” means the preliminary prospectus supplement, dated February 11, 2021, relating to the offering of the Offered Shares which excludes the public offering price and other final terms, together with the U.S. Base Prospectus, filed in accordance with the SEC pursuant to General Instruction II.L of Form F-10 and “U.S. Prospectus” means the final prospectus supplement relating to the offering of the Offered Shares which includes the public offering price and other final terms omitted from the U.S. Preliminary Prospectus, together with the U.S. Base Prospectus, filed with the SEC pursuant to General Instruction II.L of Form F-10. As used herein, the terms “Registration Statement”, “U.S. Base Prospectus”, “Time of Sale Prospectus”, “U.S. Preliminary Prospectus” and “U.S. Prospectus” shall include the documents incorporated by reference therein.

For purposes of this Agreement, “free writing prospectus” has the meaning set forth in Rule 405 under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), “Time of Sale Prospectus” means the U.S. Preliminary Prospectus together with the term sheet and other free writing prospectuses, if any, each identified in Schedule C hereto, in each case, exclusive of any amendment or supplement subsequent to the execution of this Agreement, and “Applicable Time” means 11:15 a.m. (Toronto Time) on February 12, 2021.

The Terms “supplement,” “amendment,” and “amend” as used herein with respect to the Registration Statement, the Canadian Base Prospectus, the Canadian Preliminary Supplement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus, the Time of Sale Prospectus or any free writing prospectus shall include any document subsequently filed by the Corporation pursuant to the Shelf Procedures or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, that is deemed to be incorporated by reference therein. As used herein, “Base Prospectuses” shall mean, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Preliminary Prospectuses” shall mean, collectively, the Canadian Preliminary Supplement and the U.S. Preliminary Prospectus; and “Prospectuses” shall mean, collectively, the Canadian Prospectus and the U.S. Prospectus, as amended or supplemented, if applicable.

In consideration of the Underwriters’ agreement to purchase the Firm Shares and to offer them to the public, which agreement will result from the acceptance of this offer by the Corporation, and in consideration of the services rendered and to be rendered by the Underwriters in connection herewith, the Corporation agrees to pay to the Underwriters at the Closing Time a fee (the “Underwriting Fee”) equal to 4.25% of the aggregate purchase price for the Firm Shares and the Option Shares purchased by the Underwriters, which shall be payable on the Closing Date.

This Agreement shall be subject to the following additional terms and conditions.

ARTICLE 1

DEFINITIONS

1.1	In this Agreement:

“Agreement” has the meaning specified in the Recitals;

“Applicable Time” has the meaning specified in the Recitals;

“Base Prospectuses” has the meaning specified in the Recitals;

“BCSC” means the British Columbia Securities Commission;

“Canadian Base Prospectus” has the meaning specified in the Recitals;

“Canadian Preliminary Supplement” has the meaning specified in the Recitals;

“Canadian Prospectus” has the meaning specified in the Recitals;

“Canadian Prospectus Supplement” has the meaning specified in the Recitals;

“Canadian Qualifying Jurisdictions” has the meaning specified in the Recitals;

“Canadian Securities Commissions” means, collectively, the securities commission or similar securities regulatory authority in each of the Canadian Qualifying Jurisdictions;

“Canadian Securities Laws” means all applicable securities laws in each of the Canadian Qualifying Jurisdictions and all rules, regulations, policy statements, instruments, notices and blanket orders and rulings thereunder;

“CDS” has the meaning specified in section 8.3;

“Closing Date” means February 22, 2021 or such other date as Scotia and the Corporation may agree upon in writing, but in any event not later than 42 days following the date of the Canadian Prospectus Supplement;

“Closing Time” means 5:00 a.m. (Vancouver time) on the Closing Date (or, if the context so requires, on the Option Closing Date) or such other time on the Closing Date (or, if the context so requires, on the Option Closing Date) as Scotia and the Corporation may agree upon;

“Common Shares” means the common shares in the capital of the Corporation;

“comparables” has the meaning given to that term in NI 41-101;

“Corporation” has the meaning specified in the in the Recitals;

“Corporation’s Financial Statements” has the meaning given to that term in subsection 7.1(bb);

“Distribution” has the meaning attributed thereto under applicable Canadian Securities Laws;

“Effective Date” means the date and time that the Registration Statement becomes effective;

“environmental laws” has the meaning given to that term in subsection 7.1(pp);

“Exchanges” means the TSX and the NYSE American;

“Execution Time” means the date and time that this Agreement is executed and delivered by the parties hereto;

“Final Receipt” has the meaning specified in the Recitals;

“Firm Shares” has the meaning specified in the Recitals;

“Form F-X” has the meaning specified in the Recitals;

“Free Writing Prospectus” has the meaning specified in the Recitals;

“IFRS” means International Financial Reporting Standards, as the same may be amended or supplemented from time to time;

“Indemnified Parties” has the meaning specified in section 11.1;

“Issuer Free Writing Prospectus” means an issuer free writing prospectus, as defined in Rule 433 under the U.S. Securities Act, of the Corporation;

“Las Chispas Technical Report” means the technical report titled “NI 43-101 Technical Report & Feasibility Study on the Las Chispas Project” with an effective date of January 4, 2021 for the Las Chispas Property;

“Las Chispas Property” means the Las Chispas property in Sonora, Mexico comprised of the Property Rights referred to in Schedule F attached hereto;

“limited-use version” has the meaning ascribed to such term in NI 41-101;

“marketing materials” has the meaning ascribed to such term under NI 41-101;

“material” or “materially”, when used in relation to the Corporation, means material in relation to the Corporation and its subsidiaries (taken as a whole);

“material adverse effect” means an effect, change, development or event that alone or in conjunction with any other effect, change, development or event is materially adverse to the business, operations, assets or condition (financial or otherwise) of the Corporation and its subsidiaries, taken as a whole, or on the Corporation’s ability to perform its obligations under this Agreement or consummate the transactions contemplated herein;

“material change”, “material fact” and “misrepresentation” have the respective meanings attributed thereto under applicable Canadian Securities Laws;

“Material Contracts” has the meaning given to that term in subsection hereto 7.1(kk);

“Minera Llamarada” means Compañía Minera La Llamarada, S.A. de C.V.;

“Money-Laundering Laws” has the meaning specified in section 7.1(ww);

“NI 41-101” means National Instrument 41-101 of the Canadian Securities Administrators;

“NI 43-101” means National Instrument 43-101 of the Canadian Securities Administrators;

“NI 44-101” means National Instrument 44-101 of the Canadian Securities Administrators;

“NI 52-109” means National Instrument 52-109 of the Canadian Securities Administrators;

“NP 11-202” means National Policy 11-202 of the Canadian Securities Administrators;

“NYSE American” means the NYSE American LLC;

“Offering” has the meaning given to that term in the Recitals;

“Offered Shares” means, collectively, the Firm Shares and the Option Shares;

“Offering Documents” means, collectively, the Canadian Base Prospectus, the Canadian Preliminary Supplement, the Canadian Prospectus Supplement, the Registration Statement, the U.S. Preliminary Prospectus, the U.S. Prospectus, any Issuer Free Writing Prospectus and any Prospectus Amendment;

“Offering Price” has the meaning specified in the first paragraph of this Agreement;

“Option Closing Date” has the meaning specified in section 8.2;

“Option Shares” has the meaning specified in the Recitals;

“Over-Allotment Option” has the meaning specified in the Recitals;

“Passport System” has the meaning specified in the Recitals;

“PCAOB” has the meaning specified in section 3.1(f);

“Permitted Free Writing Prospectus” has the meaning specified in section 7.2.

“PFIC” has the meaning specified in section 7.3(l);

“Preliminary Prospectuses” has the meaning specified in the Recitals;

“Preliminary Receipt” has the meaning specified in the Recitals;

“Property Rights” has the meaning given to that term in subsection 7.1(m);

“Prospectus Amendment” means any amendment to the Canadian Preliminary Supplement, the Canadian Prospectus Supplement, the U.S. Preliminary Prospectus and the U.S. Prospectus other than merely by incorporation by reference of Subsequent Disclosure Documents;

“Prospectuses” has the meaning specified in the Recitals;

“provide”, in the context of sending or making available marketing materials to a potential purchaser of Offered Shares, has the meaning ascribed to such term under applicable Securities Laws, whether in the context of a “road show” (as defined in NI 41-101) or otherwise and “provided” has like meaning;

“Public Record” means all information filed by or on behalf of the Corporation with the Securities Commissions after December 31, 2019, in compliance, or intended compliance, with applicable Canadian Securities Laws, together with all documents incorporated by reference in the Canadian Prospectus;

“Registration Statement” has the meaning specified in the Recitals;

“Sanctions” has the meaning specified in section 7.1(xx);

“SEC” has the meaning specified in the Recitals;

“Securities Laws” means, collectively, the Canadian Securities Laws and the U.S. Securities Laws;

“SEDAR” means the computer system for the transmission, receipt, acceptance, review and dissemination of documents filed in electronic format known as the System for Electronic Document Analysis and Retrieval;

“Selling Firms” has the meaning specified in section 5.1;

“Shelf Procedures” has the meaning specified in the Recitals.

“Shelf Securities” has the meaning specified in the Recitals.

“Subsequent Disclosure Documents” means any financial statements, management’s discussion and analysis, information circulars, annual information forms, material change reports (other than confidential material change reports), business acquisition reports or other documents issued by the Corporation after the Execution Time which are, or are deemed to be, pursuant to applicable Securities Laws, incorporated by reference into the Prospectuses or any Prospectus Amendment;

“subsidiary” has the meaning attributed thereto in the Securities Act (British Columbia);

“Subsidiaries” means Minera Llamarada, Babicanora Agrícola Noroeste, S.A. de C.V., NorCrest Metals Inc., SilverCrest Metals de México, S.A. de C.V., Tinto Roca Exploración, S.A. de C.V., and Altadore Energía, S.A. de C.V.;

“template version” has the meaning ascribed thereto under NI 41-101 and includes any revised template version of marketing materials as contemplated by such instrument;

“Time of Sale Prospectus” has the meaning specified in the Recitals;

“TMX Group” has the meaning specified in section 15.6;

“TSX” means the Toronto Stock Exchange;

“Underwriters” has the meaning specified in the Recitals;

“Underwriting Fee” has the meaning specified in the Recitals;

“U.S. Base Prospectus” has the meaning specified in the Recitals;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Preliminary Prospectus” has the meaning specified in the Recitals;

“U.S. Prospectus” has the meaning specified in the Recitals;

“U.S. Securities Act” has the meaning specified in the Recitals; and

“U.S. Securities Laws” means all of the applicable federal and state securities laws and regulations of the United States, including without limitation the U.S. Securities Act, the U.S. Exchange Act and the respective rules and regulations of the SEC thereunder.

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the “knowledge” of the Corporation, or where any other reference is made herein to the “knowledge” of the Corporation, it shall be deemed to refer to the actual knowledge of N. Eric Fier, Anne Yong, Christopher Ritchie, Pierre Beaudoin and Tara Hassan, after having made due inquiry of appropriate and relevant persons and after reviewing relevant documentation.

ARTICLE 2

FILING OF PROSPECTUSES

2.1	The Corporation represents, warrants and covenants to and with the Underwriters and acknowledges that the Underwriters are relying thereon in connection with the purchase of the Offered Shares, that:

(a)

the Corporation is eligible in accordance with the provisions of NI 44-102 to file a short form prospectus in each of the Canadian Qualifying Jurisdictions and the BCSC is the principal regulator for the Corporation under the Passport System.

(b)

as of the date of the initial filing of the Registration Statement with the SEC the Corporation met, and as of the date hereof the Corporation meets, the general eligibility requirements for the use of Form F-10;

(c)	the Corporation has filed under, and as required by, Canadian Securities Laws, the Canadian Base Prospectus with the Securities Commissions;

(d)

the Corporation has filed with the SEC the Registration Statement to register the offer and sale of the Shelf Securities under the U.S. Securities Act and the rules and regulations of the SEC thereunder, including the U.S. Base Prospectus;

(e)	the Corporation has filed with the SEC the Form F-X to appoint an agent for service of process in conjunction with the filing of the Registration Statement;

(f)

On February 11, 2021, the Corporation shall have filed the Canadian Preliminary Supplement under and as required by Canadian Securities Laws with each of the Canadian Securities Commissions on a basis acceptable to the Underwriters, acting reasonably;

(g)

On February 12, 2021, the Corporation shall file the Canadian Prospectus Supplement under and as required by Canadian Securities Laws with each of the Canadian Securities Commissions on a basis acceptable to the Underwriters, acting reasonably;

(h)

the Corporation shall, immediately after the filing of the Canadian Prospectus Supplement but no later than 5:30 pm (Vancouver time) on February 12, 2021 (or in any case, by such later date or dates as may be determined by Scotia in its sole discretion) and on a basis acceptable to the Underwriters, acting reasonably, prepare and file the U.S. Prospectus with the SEC pursuant to General Instruction II.L of Form F-10 under the Securities Act; and

(i)

the Corporation will obtain the conditional listing of the Offered Shares on the TSX by the Closing Time, subject to the satisfaction by the Corporation of customary conditions specified by the TSX, and approval for listing of the Offered Shares on the NYSE American by the Closing Time, subject only to the official notice of issuance, and the Corporation will promptly satisfy all such conditions to listing of both the Exchanges.

2.2

The Corporation agrees to allow the Underwriters, prior to the filing of the Offering Documents, to participate fully in the preparation of, and approve the form and content of, the Offering Documents and such other documents as may be required under Securities Laws to qualify the Distribution of the Offered Shares in the Canadian Qualifying Jurisdictions and in the United States, in each case, acting reasonably, and to allow the Underwriters to conduct all due diligence which the Underwriters may reasonably require in order to:

(a)	confirm the Public Record is accurate and current in all material respects;

(b)	fulfill the Underwriters’ obligations as underwriters; and

(c)

enable the Underwriters to responsibly execute the certificate in the Canadian Preliminary Supplement, the Canadian Prospectus Supplement or any Prospectus Amendment required to be executed by the Underwriters.

2.3

After the earlier of date of the Canadian Prospectus Supplement and the U.S. Prospectus and until the conclusion of the Distribution of the Offered Shares, the Corporation shall take or cause to be taken all steps as may, from time to time, be necessary to maintain the qualification of, or if the qualification shall cease for any reason to requalify, the Distribution of the Offered Shares in each of the Canadian Qualifying Jurisdictions and in the United States; provided, however, that with respect to state securities law qualifications in the United States, the Corporation shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subjected.

2.4	During the Distribution of the Offered Shares:

(a)

the Corporation shall approve in writing the template version of any marketing materials prepared by Scotia and proposed to be provided by the Underwriters to any potential investor of Offered Shares, any such marketing materials to comply with Canadian Securities Laws and U.S. Securities Laws and to be acceptable in form and substance to the Corporation, in its sole discretion;

(b)

Scotia shall, on behalf of the Underwriters, approve a template version of any such marketing materials in writing prior to the time such marketing materials are provided to potential investors of Offered Shares;

(c)

the Corporation shall file the template version of any such marketing materials on SEDAR and with the SEC on or before the day the marketing materials are first provided to any potential investor of Offered Shares, and any comparables shall be removed from the template version in accordance with NI 44-101 prior to filing such on SEDAR (provided that if any such comparables are removed, the Corporation shall deliver a complete template version of any such marketing materials to the Securities Commissions), and the Corporation shall provide a copy of such filed template version to the Underwriters as promptly as practicable following such filing; and

(d)

following the approvals set forth in sections 2.4(a) to (c), the Underwriters may provide a limited-use version of such marketing materials that complies with Section 7.6(2) of NI 44-101 to potential investors of Offered Shares in accordance with Securities Laws.

2.5	The Corporation and Scotia, on behalf of the Underwriters, approve the marketing materials attached as Schedule G hereto.

2.6

The Corporation and each Underwriter, on a several basis, covenants and agrees not to provide any potential investor of Offered Shares with any marketing materials except for marketing materials or any limited-use versions thereof which have been approved as contemplated in section 2.4, and then only to potential investors of Offered Shares in the Canadian Qualifying Jurisdictions, the United States and other jurisdictions outside of Canada and the United States in compliance with applicable local laws in such jurisdictions.

ARTICLE 3

DELIVERY OF THE PROSPECTUSES AND RELATED DOCUMENTS

3.1	The Corporation shall deliver or cause to be delivered to the Underwriters and the Underwriters’ counsel the documents set out below at the respective times indicated:

(a)

prior to or contemporaneously, as nearly as practicable, with the filing with the Canadian Securities Commissions of each of the Canadian Preliminary Supplement and the Canadian Prospectus Supplement or any amendments thereto, copies of the Canadian Preliminary Supplement and the Canadian Prospectus Supplement, signed as required by Canadian Securities Laws;

(b)

prior to or contemporaneously, as nearly as practicable, with the filing thereof with the SEC, copies of the Registration Statement, including the prospectus contained therein, the Time of Sale Prospectus and the U.S. Prospectus, as filed with the SEC and copies of all exhibits and documents filed therewith which have not previously been delivered to the Underwriters;

(c)

as soon as they are available, copies of any Prospectus Amendment required to be filed under any Canadian Securities Laws, signed as required by Canadian Securities Laws, and any amendment to the Registration Statement;

(d)

as soon as they are available, copies of any documents incorporated by reference in or exhibits to the Prospectuses, the Registration Statement or any amendment to any of them which have not been previously available on SEDAR or delivered to the Underwriters;

(e)

on the date hereof, comfort letters from the Corporation’s current and former auditor, addressed to the Underwriters, the Corporation and the board of directors of the Corporation and dated the date hereof, in form and substance satisfactory to the Underwriters, acting reasonably, relating to the verification of certain of the financial information relating to the Corporation and its respective subsidiaries contained in any such document, the Registration Statement, the Time of Sale Prospectus and the Prospectuses or incorporated by reference therein, which comfort letter shall be based on a review having a cut-off date not more than three business days prior to the date of such letter. Each such letter shall also state that such auditor is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and within the meaning of the U.S. Securities Act and the applicable published rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) (the “PCAOB”); and

(f)

on the date hereof, a letter from each qualified person providing consent to the Canadian Prospectus Supplement and the Registration Statement, addressed to the Underwriters and dated the date hereof, in form and substance satisfactory to the Underwriters, acting reasonably.

3.2

The delivery to the Underwriters of the filed Canadian Preliminary Supplement and the Canadian Prospectus Supplement shall constitute a representation and warranty to the Underwriters by the Corporation that:

(a)

the information and statements contained in the Canadian Preliminary Supplement and the Canadian Prospectus Supplement, as the case may be (except any information and statements relating solely to the Underwriters which have been furnished in writing to the Corporation by or on behalf of any Underwriters through Scotia specifically for inclusion therein, it being understood and agreed that for the purposes of this Agreement, including, without limitation, sections 3.2, 3.3, and 11.1 hereto, the names of the Underwriters set forth on the cover of the Prospectuses constitute the only information or statements relating to the Underwriters which has been furnished by the Underwriters, through Scotia, in writing, specifically for inclusion in the Prospectuses) constitute full, true and plain disclosure of all material facts relating to the Offered Shares as required by Canadian Securities Laws as at the respective dates thereof; and

(b)

the Canadian Preliminary Supplement or the Canadian Prospectus Supplement, as the case may be, does not contain a misrepresentation within the meaning of Canadian Securities Laws provided that such representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through Scotia specifically for inclusion therein.

Such delivery shall also constitute the consent of the Corporation to the use of the Canadian Preliminary Supplement and the Canadian Prospectus Supplement by the Underwriters in connection with the Distribution of the Offered Shares in the Canadian Qualifying Jurisdictions and elsewhere outside the United States in compliance with this Agreement and applicable securities laws, including Securities Laws.

3.3	The Corporation hereby represents, warrants and covenants to the Underwriters as follows:

(a)

the documents incorporated by reference in the Offering Documents, when they were filed with the Securities Commissions, conformed in all material respects to the requirements of Canadian Securities Laws, and to the extent filed pursuant to the U.S. Exchange Act, conformed in all material respect to any applicable requirements of the U.S. Exchange Act when they were filed with the SEC; and any further documents incorporated by reference in the Offering Documents, when such documents are filed with the Canadian Securities Commissions or the SEC, as applicable, will conform in all material respects to the requirements of Canadian Securities Laws or the U.S. Exchange Act and the rules thereunder, as applicable;

(b)

the Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before or to the Corporation’s knowledge, threatened by the Commission; the Final Receipt has been obtained from the BCSC as principal regulator representing the deemed receipt of each of the other Canadian Securities Commissions in respect of the Canadian Base Prospectus and no order or action that would have the effect of suspending the distribution of the Offered Shares has been issued or taken by any Canadian Securities Commission and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Corporation, are contemplated by any Canadian Securities Commission.

(c)

(1) the Registration Statement did not contain, when it became effective, does not contain and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (2) the Canadian Prospectus will, when the Canadian Prospectus Supplement is filed, be true and correct in all material respects and contain full, true and plain disclosure of all material facts relating to the Corporation and the Offered Shares as required by Canadian Securities Laws, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, (3) the Registration Statement, the U.S. Preliminary Prospectus and the U.S. Prospectus comply and will comply in all material respects with the Securities Act and the applicable rules and regulations of the SEC thereunder, (4) the Canadian Preliminary Supplement and the Canadian Prospectus comply and will comply in all material respects with Canadian Securities Laws, (5) the Time of Sale Prospectus, as of the Applicable Time, did not, as of the date hereof does not, and at the time of each sale of the Offered Shares in connection with the offering when the U.S. Prospectus is not yet available to prospective purchasers, the Time of Sale Prospectus, as then amended or supplemented by the Corporation, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and will be true and correct in all material respects, and (6) each of the Prospectuses as of their dates and as of the Closing Date does not contain and will not contain any untrue statement of a material fact or omit to state a material fact, necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and will be true and correct in all material respects and contain full, true and plain disclosure of all material facts relating to the Corporation and the Offered Shares as required by Canadian Securities Laws, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Registration Statement, the Time of Sale Prospectus or the Prospectuses based upon information relating to any Underwriter furnished to the Corporation in writing by such Underwriter through you expressly for use therein. The Form F-X conforms in all material respects with the requirements of the Securities Act and the rules and regulations of the SEC under the Securities Act.

(d)

Each document filed or to be filed with the Canadian Securities Commissions and incorporated by reference in the Canadian Preliminary Supplement or the Canadian Prospectus, when such documents were or are filed with the Canadian Securities Commissions, conformed or will conform when so filed in all material respects with Canadian Securities Laws, and none of such documents, as of their respective dates, contained or will contain any untrue statement of material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; each document, if any, filed or to be filed pursuant to the U.S. Exchange Act and incorporated by reference in the Time of Sale Prospectus or the U.S. Prospectus complied or will comply when so filed in all material respects with the U.S. Exchange Act and the applicable rules and regulations of the SEC thereunder, and none of such documents, as of their respective dates, contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions contained in the Canadian Preliminary Supplement, the Canadian Prospectus, the Time of Sale Prospectus, the U.S. Preliminary Prospectus or the U.S. Prospectus based upon information relating to any Underwriter furnished to the Corporation in writing by such Underwriter through you expressly for use therein.

(e)

as of the time it was issued and as of the Closing Time (including on any Option Closing Date), each electronic roadshow, if any, when taken together as a whole with the U.S. Prospectus, does not and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through Scotia specifically for inclusion therein;

(f)

at the time the Registration Statement was filed, the Corporation was not, and on the date hereof, the Corporation is not, an Ineligible Issuer (as defined in Rule 405 under the US. Securities Act), in each case, without taking account of any determination by the SEC pursuant to Rule 405 under the U.S. Securities Act that it is not necessary that the Corporation be considered an Ineligible Issuer; and

(g)

each Issuer Free Writing Prospectus will not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated therein by reference that has not been superseded or modified; if there occurs an event or development as a result of which the Time of Sale Prospectus or the U.S. Prospectus would include an untrue statement of a material fact or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances then prevailing, not misleading, or as a result of which any Issuer Free Writing Prospectus would include any information that conflicts with the information contained in the Registration Statement, the Corporation will notify promptly Scotia so that any use of the Time of Sale Prospectus or the U.S. Prospectus may cease until it is amended or supplemented, and in such event the Corporation will prepare and file a new Issuer Free Writing Prospectus to correct such conflict as soon as possible; and each Issuer Free Writing Prospectus will comply in all material respects with the requirements of the U.S. Securities Act and the applicable rules and regulations of the SEC thereunder.

ARTICLE 4

COMMERCIAL COPIES OF PROSPECTUSES

4.1

The Corporation shall deliver, or cause to be delivered, to the Underwriters, as promptly as practicable and in any event no later than 9:00 a.m. (Vancouver time) on the second business day following the date of filing of the Canadian Preliminary Supplement, at offices designated by the Underwriters, such number of commercial copies of the Canadian Preliminary Supplement and the U.S. Preliminary Prospectus as the Underwriters may reasonably request by instructions to the printer thereof given no later than 5:00 p.m. (Vancouver time) on the date of the filing of such documents. The Corporation shall, until the conclusion of the Distribution of the Offered Shares, as promptly as practicable following a reasonable request by the Underwriters, cause to be delivered to the Underwriters such additional commercial copies of the Canadian Preliminary Supplement and the U.S. Preliminary Prospectus in such numbers and at such offices in such cities as the Underwriters may reasonably request from time to time.

4.2

The Corporation shall deliver, or cause to be delivered, to the Underwriters, as promptly as practicable and in any event no later than 9:00 a.m. (Vancouver time) on the second business day following the date of the filing of the Canadian Prospectus Supplement with the Canadian Securities Commissions, at offices designated by the Underwriters, such number of commercial copies of the Canadian Prospectus Supplement and the U.S. Prospectus as the Underwriters may reasonably request by instructions to the printer thereof given no later than the day prior to the time when the Corporation plans to authorize the printing of the commercial copies of the Canadian Prospectus Supplement and the U.S. Prospectus. The Corporation shall, until the conclusion of the Distribution of the Offered Shares, as promptly as practicable following a reasonable request by the Underwriters, cause to be delivered to the Underwriters such additional commercial copies of the Canadian Prospectus Supplement and the U.S. Prospectus in such numbers and at such offices in such cities as the Underwriters may reasonably request from time to time.

4.3

The Corporation shall from time to time deliver to the Underwriters, as promptly as practicable at the offices in such cities designated by the Underwriters pursuant to sections 4.1 or 4.2, the number of copies of any documents incorporated, or containing information incorporated by reference in the Canadian Prospectus or the U.S. Prospectus and of any Subsequent Disclosure Documents which the Underwriters may from time to time reasonably request; provided that if such documents or information are generally available to the public, such documents or information shall be deemed to have been delivered in satisfaction of this request.

ARTICLE 5

DISTRIBUTION OF OFFERED SHARES

5.1

Each of the Underwriters covenants and agrees with the Corporation to offer the Offered Shares for sale to the public in the Canadian Qualifying Jurisdictions and the United States, directly (including through any affiliate of an Underwriter) and through other investment dealers and brokers (the Underwriters, together with such other investment dealers and brokers, referred to herein as the “Selling Firms”), only in compliance with all applicable Securities Laws, upon the terms and conditions set forth in the Canadian Prospectus Supplement or the U.S. Prospectus, as applicable, any Prospectus Amendment and this Agreement.

5.2	Each of the Underwriters covenants and agrees with the Corporation:

(a)

to offer the Offered Shares for sale to the public outside of Canada and the United States, directly (including through any affiliate of an Underwriter) and through other Selling Firms, only in compliance with all applicable laws and regulations in each jurisdiction into and from which they may offer or sell the Offered Shares, upon the terms and conditions set forth in the Canadian Prospectus Supplement or the U.S. Prospectus, as applicable, any Prospectus Amendment and this Agreement provided the distribution of the Offered Shares in such other jurisdictions will not result in the Corporation inheriting any reporting obligations in such jurisdictions;

(b)	to use all reasonable efforts to complete and to cause the Selling Firms to complete the Distribution of the Offered Shares as soon as possible after the Closing Time; and

(c)	to comply with applicable Securities Laws with respect to the use of “green sheets” and other marketing materials.

5.3

The Underwriters may, after a reasonable effort has been made to sell all of the Offered Shares at the Offering Price, offer the Offered Shares at a price less than the Offering Price in compliance with Securities Laws and, specifically in the case of any Offered Shares offered in the Canadian Qualifying Jurisdictions, the requirements of NI 44-101 and the disclosure concerning the same which is contained in the Canadian Prospectus. The Underwriters will notify the Corporation in writing if the Offering Price is to be reduced prior to commencing any such offer or sales. Such reduction in the Offering Price shall not affect the Offering Price to be paid by the Underwriters to the Corporation as specified in the first paragraph of this Agreement.

5.4

For the purposes of this ARTICLE 5, the Underwriters shall be entitled to assume that the Distribution of the Offered Shares is qualified in each of the Canadian Qualifying Jurisdictions and that the Offered Shares are registered under U.S. federal securities laws after receipt by Scotia of notification from the Corporation’s counsel that a Passport Receipt for the Canadian Final Prospectus has been issued or is deemed to be issued and that the Registration Statement has been declared or otherwise become effective, as applicable, unless the Underwriters receive notice to the contrary from the Corporation or any applicable securities regulatory authority.

5.5

No Underwriter will be liable to the Corporation under this ARTICLE 5 with respect to a default by another Selling Firm (that is not an affiliate of such Underwriter), another Underwriter, or the Corporation under this Agreement if neither the Underwriter nor any of its affiliated Selling Firms is itself in violation.

5.6

Scotia will notify the Corporation when, in its opinion, the Underwriters have ceased Distribution of the Offered Shares and shall, as promptly as practicable, and in any event, no later than 25 days thereafter, provide the Corporation with a breakdown of the number of Offered Shares distributed in each of the Canadian Qualifying Jurisdictions where such breakdown is required for the purpose of calculating fees payable to a Canadian Securities Commission.

ARTICLE 6

MATERIAL CHANGES

6.1

During the period commencing on the date hereof until the completion of the Distribution of the Offered Shares, the Corporation shall promptly notify the Underwriters, in writing, with full particulars of:

(a)	any change (actual, anticipated, contemplated or threatened) in the business, operations, condition (financial or otherwise) or capital of the Corporation and its subsidiaries (taken as whole); or

(b)

any change in any matter covered by a statement contained in the Canadian Prospectus, the Registration Statement, the Time of Sale Prospectus, the U.S. Preliminary Prospectus, the U.S. Prospectus or any Subsequent Disclosure Document or amendment or supplement to any of them; or

(c)

any fact which has arisen which would have been required to have been stated in the Canadian Prospectus, the Registration Statement, the Time of Sale Prospectus, the U.S. Preliminary Prospectus, the U.S. Prospectus or any Subsequent Disclosure Document as amended or supplemented from time to time, had the fact arisen on or prior to the date thereof;

which change or fact in any such case is, or may be, of such a nature as: (i) to render the Canadian Prospectus, the Registration Statement, the Time of Sale Prospectus, the U.S. Prospectus, or any Subsequent Disclosure Document, as amended or supplemented immediately prior to such change or fact, misleading or untrue in any material respect, or (ii) would result in a misrepresentation in the Canadian Prospectus, the Registration Statement, the Time of Sale Prospectus, the U.S. Preliminary Prospectus, the U.S. Prospectus, or any Subsequent Disclosure Document, as amended or supplemented from time to time immediately prior to such change or fact or (iii) would result in the Canadian Prospectus, the Registration Statement, the Time of Sale Prospectus, the U.S. Preliminary Prospectus or the U.S. Prospectus, or any Subsequent Disclosure Document, as amended or supplemented from time to time immediately prior to such change or fact, not complying with any of the Securities Laws, or (iv) would result in it being necessary to amend the Registration Statement or to amend or supplement the Time of Sale Prospectus, the U.S. Preliminary Prospectus or the U.S. Prospectus in order that such document will not include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the case of the Registration Statement, not misleading, and in the case of the Time of Sale Prospectus, the U.S. Preliminary Prospectus or the U.S. Prospectus, in light of the circumstances under which such statements are made, not misleading, or (v) would reasonably be expected to have a significant effect on the market price or market value of the Common Shares. The Corporation shall promptly comply with all applicable filing and other requirements, if any, under the Securities Laws arising as a result of such change or fact. In addition, if during the period of the Distribution of the Offered Shares under the Canadian Prospectus, the Registration Statement, the Time of Sale Prospectus, the U.S. Preliminary Prospectus or the U.S. Prospectus, or any Subsequent Disclosure Document, as amended or supplemented from time to time, there is any change in any applicable Securities Laws which results in a requirement to file an amendment to any Prospectus, the Corporation shall make such filing as promptly as practicable. In addition to the foregoing, the Corporation shall, in good faith, discuss with the Underwriters any change in circumstances (actual or proposed) which is of such a nature that there is or ought to be consideration given by the Corporation as to whether notice in writing of such change need be given to the Underwriters pursuant to this paragraph.

6.2

During the period commencing on the date hereof and ending on the completion of the Distribution of the Offered Shares, the Corporation shall promptly comply to the reasonable satisfaction of the Underwriters and their counsel with any applicable filing and other requirements under the Securities Laws arising as a result of any change, event or circumstance referred to in section 6.1 above and shall prepare and file under all applicable Securities Laws, with all reasonable dispatch, and in any event within any time limit prescribed under applicable Securities Laws, any Subsequent Disclosure Document or Prospectus Amendment or amendment or supplement to the Registration Statement as may be required under applicable Securities Laws; provided that the Corporation shall allow the Underwriters and their counsel to participate fully in the preparation of any such Subsequent Disclosure Document or Prospectus Amendment or amendment or supplement to the Registration Statement and to conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters to responsibly execute the certificate required to be executed by them in any Prospectus Amendment and the Underwriters shall have approved the form of any Prospectus Amendment or amendment or supplement to the Registration Statement, such approval not to be unreasonably withheld and to be provided in a timely manner. The Corporation shall further promptly deliver to the Underwriters and the Underwriters’ counsel a copy of each Prospectus Amendment or amendment or supplement to the Registration Statement signed as required by applicable Securities Laws, and each Subsequent Disclosure Document, such number of commercial copies of each Prospectus Amendment or amendment or supplement to the Registration Statement as the Underwriters may reasonably request, in the same manner as set forth in section 4.1 hereof, as well as opinions and letters with respect to each such Prospectus Amendment or amendment or supplement to the Registration Statement substantially similar to those referred to in section 3.1(d) above.

6.3

The delivery to the Underwriters of each Prospectus Amendment and Subsequent Disclosure Document shall constitute a representation and warranty to the Underwriters by the Corporation, with respect to the Canadian Preliminary Supplement and the Canadian Prospectus Supplement, as amended, modified or superseded by such Prospectus Amendment or Subsequent Disclosure Document and by each Prospectus Amendment and Subsequent Disclosure Document previously delivered to the Underwriters as aforesaid, to the same effect as set forth in paragraphs (a) and (b) of section 3.2 above. Such delivery shall also constitute the consent of the Corporation to the use of the Canadian Preliminary Supplement and the Canadian Prospectus Supplement, together with the Prospectus Amendment and Subsequent Disclosure

Documents, as applicable, by the Underwriters in connection with the Distribution of the Offered Shares in the Canadian Qualifying Jurisdictions and elsewhere outside the United States; provided that the use of the Canadian Preliminary Supplement and the Canadian Prospectus Supplement, together with the Prospectus Amendment and Subsequent Disclosure Documents, as applicable, and the Distribution of the Offered Shares by the Underwriters is conducted in compliance with this Agreement and applicable securities laws, including Securities Laws.

6.4

During the period commencing on the date hereof and ending on the completion of the Distribution of the Offered Shares, the Corporation will promptly inform the Underwriters of the full particulars of:

(a)

any request of any Canadian Securities Commission or the SEC for any amendment to the Canadian Prospectus, the Registration Statement, the Time of Sale Prospectus, the U.S. Preliminary Prospectus or the U.S. Prospectus or any Subsequent Disclosure Document or any part of the Public Record or for any additional information;

(b)

the issuance by any Canadian Securities Commission, the SEC or by any other competent authority of any order to cease or suspend trading of any securities of the Corporation or of the institution or, to the knowledge of the Corporation, threat of institution of any proceedings for that purpose; or

(c)

the receipt by the Corporation of any communication from any Canadian Securities Commission, the SEC, the TSX, the NYSE American or any other competent authority relating to the Canadian Prospectus, the Registration Statement, the Time of Sale Prospectus, the U.S. Preliminary Prospectus or the U.S. Prospectus, any Subsequent Disclosure Document or the Distribution of the Offered Shares,

and the Corporation will use its commercially reasonable efforts to prevent the issuance of any such order preventing or suspending the use of any prospectus relating to the Offered Shares or the suspension of any such qualification and, in the event of the issuance of any such order preventing or suspending the use of any prospectus relating to the Offered Shares or suspending any such qualification, to use its commercially reasonable efforts to obtain the withdrawal of such order as promptly as practicable.

ARTICLE 7

REPRESENTATIONS, WARRANTIES AND COVENANTS

7.1	The Corporation represents and warrants to the Underwriters, and acknowledges that the Underwriters are relying upon such representations and warranties in entering into this Agreement, that:

(a)

the Corporation is a duly constituted corporation and validly existing and in good standing under the laws of its jurisdiction of incorporation and no proceedings have been instituted or, to the knowledge of the Corporation, are pending for the dissolution or liquidation or winding-up of the Corporation;

(b)

the Corporation has no subsidiaries or affiliates other than the Subsidiaries and each of the Subsidiaries is duly incorporated and validly existing and in good standing under the laws of their jurisdiction of incorporation and no proceedings have been instituted or are pending for the dissolution or liquidation or winding- up of the Subsidiaries;

(c)

the Corporation’s direct or indirect percentage ownership of the shares of the Subsidiaries is correctly disclosed in Schedule D to this Agreement, and all such shares are legally or beneficially owned directly or indirectly by the Corporation, free and clear of all liens, charges and encumbrances of any kind whatsoever;

(d)

the Corporation (i) is and will at the Closing Time be, a reporting issuer (within the meaning of applicable Securities Laws) or the equivalent in all the provinces of Canada except for Quebec, (ii) is not in default of any of the requirements of the applicable Securities Laws of the Canadian Qualifying Jurisdictions, and (iii) is qualified under NI 44-101 to file the Canadian Prospectus; the Corporation is subject to the reporting requirements of Section 13 of the U.S. Exchange Act and has filed all periodic reports required under the U.S. Exchange Act with the SEC;

(e)

the Common Shares are listed for trading on the Exchanges and the Corporation is not in default of any material listing requirement of the Exchanges applicable to the Corporation including any requirement that shareholder approval be obtained for the Offering or the issuance of the Offered Shares;

(f)

the authorized capital of the Corporation consists of an unlimited number of Common Shares without par value of which [129,350,464] Common Shares were issued and outstanding as of February 11, 2021, as fully paid and non-assessable shares in the capital of the Corporation;

(g)

other than as set out in Schedule E, no person, firm or corporation has any agreement, option, right or privilege, whether pre-emptive, contractual or otherwise, capable of becoming an agreement for the purchase, acquisition, subscription for or issuance of any of the unissued shares of the Corporation or the Subsidiaries, or other securities convertible, exchangeable or exercisable for shares of the Corporation or the Subsidiaries;

(h)

there are no material facts or material changes relating to the Corporation or its Subsidiaries, or their respective businesses, which have not been publicly disclosed in the Corporation’s continuous disclosure filings with the Canadian Securities Commissions, the SEC and the Exchanges;

(i)	no confidential material change report has been filed that remains confidential as of the date hereof;

(j)

all documents previously published or filed by the Corporation since December 31, 2019 with the Canadian Securities Commissions, the SEC and the Exchanges contain no untrue statement of a material fact as at the date thereof nor do they omit to state a material fact which, at the date thereof, was required to have been stated or was necessary to prevent a statement that was made from being false or misleading in the circumstances in which it was made and were prepared in accordance with and complied with applicable Securities Laws in all material respects, and the Corporation is not in default of its filings under, nor has it failed to file or publish any document required to be filed or published under, applicable Securities Laws;

(k)

each of the Corporation and the Subsidiaries hold all licences and permits that are required for carrying on its business in the manner in which such business has been carried on except as would not have a material adverse effect and is duly qualified to carry on business in all jurisdictions in which it carries on business;

(l)

each of the Corporation and the Subsidiaries has good title to its respective material assets as disclosed in the Prospectuses, free and clear of all liens, charges and encumbrances of any kind whatsoever except as disclosed in the Time of Sale Prospectus and the Prospectuses;

(m)

all property, options, leases, concessions, claims or other interests in natural resource properties and surface rights for exploration and exploitation, extraction and other mineral property rights in which the Corporation or the relevant Subsidiary holds an interest or right, which is considered material to the Corporation (collectively, the “Property Rights”) are completely and accurately described in the Prospectuses and Schedule F and except as set forth in the Prospectuses or Schedule F, the Corporation or the Subsidiaries is the legal or beneficial owner or optionholder of such Property Rights and the Property Rights are in good standing and are valid and enforceable and free and clear of any liens, charges or encumbrances and no royalty is payable in respect of any of them;

(n)

no property rights other than the Property Rights are necessary for the conduct of the business of the Corporation or the Subsidiaries as currently being conducted and there are no material restrictions on the ability of the Corporation or the Subsidiaries to use or otherwise exploit any such Property Rights, and other than as set out in the Prospectuses, the Corporation does not know of any claim or basis for a claim that may adversely affect such rights;

(o)

other than as disclosed in the Prospectuses, none of the Corporation nor the Subsidiaries has any responsibility or obligation to pay or have paid on its behalf any commission, royalty or similar payment to any person with respect to its Property Rights as of the Closing Date;

(p)	the Las Chispas Technical Report filed by the Corporation with the Canadian Securities Commissions has been prepared in accordance with NI 43-101;

(q)

the Las Chispas Property is the only material property to the Corporation for the purposes of NI 43-101 and all material information with respect thereto is completely and accurately described in the Prospectuses;

(r)

(i) the information provided by the Corporation upon which the estimates of resources and the results of the Las Chispas Technical Report set forth in the Prospectuses were based, at the time of delivery thereof, was complete and accurate in all material respects and there have been no material changes to such information since the date of delivery or preparation thereof that would require the filing by the Corporation of a new technical report pursuant to NI 43-101; (ii) the scientific and technical information contained in the Prospectuses has been disclosed in all material respects in accordance with NI 43- 101 and has been prepared by or under the supervision of a qualified person, as defined in NI 43-101; and (iii) the Corporation has filed all technical reports required to be filed pursuant to NI 43-101;

(s)

each of the Corporation and the Subsidiaries has conducted and is conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on, is in compliance with all terms and provisions of all contracts, agreements, indentures, leases, policies, instruments and licences that are material to the conduct of its business and all such contracts, agreements, indentures, leases, policies, instruments and licences are valid and binding in accordance with their terms and in full force and effect, in each case in all material respects, and no breach or default by the Corporation, or the Subsidiaries or event which, with notice or lapse or both, could constitute a material breach or material default by the Corporation, or the Subsidiaries, exists with respect thereto;

(t)

the Corporation has all requisite corporate power and capacity to enter into this Agreement and to perform the transactions contemplated hereby and the granting of the Over-Allotment Option and the issuance and sale by the Corporation of the Offered Shares have been duly authorized by all necessary corporate action of the Corporation, and this Agreement has been, duly executed and delivered by the Corporation and is a valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, subject to bankruptcy, insolvency, moratorium or similar laws affecting creditors’ rights generally and except as limited by the application of equitable remedies which may be granted in the discretion of a court of competent jurisdiction and that enforcement of the rights to indemnity and contribution set out in this Agreement as may be limited by applicable law;

(u)

upon their issuance, the Offered Shares will be validly allotted, issued and outstanding as fully paid and non-assessable, and registered in the names of the Underwriters or as directed by the Underwriters, as the case may be, or a permitted transferee thereof, in each case free and clear of all resale or trade restrictions (except control person restrictions and restrictions under applicable U.S. Securities Laws) and liens, charges or encumbrances of any kind whatsoever under Canadian law;

(v)

when issued and sold by the Corporation in accordance with the terms hereof, the terms of the Offered Shares shall have the rights, privileges, restrictions and conditions that conform to the rights, privileges, restrictions and conditions attaching to Common Shares set forth in the Prospectuses;

(w)

upon satisfaction of the Standard Listing Conditions, the Offered Shares will be qualified investments under the Income Tax Act (Canada) for a trust governed by a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan, a registered education savings plan, a registered disability savings plan and for a tax-free savings account;

(x)

at the Closing Time, the Offered Shares will be listed and posted for trading on the Exchanges and the Corporation is not in default of its listing requirements on the Exchanges in any material respect;

(y)	Computershare Investor Services Inc. at its principal office in the City of Vancouver, British Columbia has been duly appointed as registrar and transfer agent for the Common Shares;

(z)

the minute books and records of the Corporation and the Subsidiaries made available to counsel for the Underwriters in connection with its due diligence investigation of the Corporation and the Subsidiaries are all of the minute books and records of the Corporation and the Subsidiaries from incorporation, as the case may be, to present and contain copies of all proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Corporation and the Subsidiaries to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Corporation or the Subsidiaries to the date of this Agreement not reflected in such minute books and other records;

(aa)

each of the Corporation and the Subsidiaries maintain insurance against loss of, or damage to, its material assets including property and casualty insurance for all of its operations; and all of the policies in respect of such insurance are in amounts and on terms that in the view of Corporation’s management are reasonable for operations such as these, and are in good standing and not in default it being understood that the Corporation does not maintain title insurance over any of its material properties;

(bb)

the audited financial statements of the Corporation for its fiscal year ended December 31, 2019, and notes thereto (the “Annual Financial Statements”), and the interim financial statements of the Corporation for the nine months ended September 30, 2020, and notes thereto (together with the Annual Financial Statements, the “Corporation’s Financial Statements”) incorporated by reference in the Prospectuses, are true and correct in every material respect and present fairly and accurately reflect the consolidated financial position and results of the operations of the Corporation for the periods then ended and such financial statements have been prepared in accordance with IFRS applied on a consistent basis;

(cc)

except as disclosed in the Corporation’s interim financial statements for the nine months ended September 30, 2020, there has been no change in any material respect in accounting policies or practices of the Corporation or the Subsidiaries since December 31, 2019;

(dd)

none of the Corporation nor the Subsidiaries is indebted to any of its directors or officers, other than on account of directors’ fees or expenses accrued but not paid, or to any of its shareholders (the “Common Shareholders”);

(ee)

the Corporation does not owe any monetary amount to any Principal or Common Shareholder on any account whatsoever, other than for (i) payment of salary, bonus and other employment or consulting compensation, (ii) reimbursement for expenses duly incurred in connection with the business of the Corporation or its Subsidiaries, and (iii) for other standard employee benefits made generally available to all employees;

(ff)	none of the Corporation nor the Subsidiaries has guaranteed or agreed to guarantee any debt, liability or other obligation of any kind whatsoever of any person, firm or corporation whatsoever;

(gg)

there are no material liabilities of the Corporation or the Subsidiaries, whether direct, indirect, absolute, contingent or otherwise which are not disclosed or reflected in the Corporation’s Financial Statements except those incurred in the ordinary course of its business since December 31, 2019 or disclosed in the Prospectuses;

(hh)

since December 31, 2019, there has not been any adverse material change of any kind whatsoever in the financial position or condition of the Corporation, or the Subsidiaries or any damage, loss or other change of any kind whatsoever in circumstances materially affecting their respective business, affairs, capital, prospects or assets, or the right or capacity of the Corporation or the Subsidiaries to carry on their business, such business having been carried on in the ordinary course except as disclosed in the Time of Sale Prospectus, Prospectuses or otherwise disclosed to the Underwriters;

(ii)

the directors, officers and key employees of the Corporation are as disclosed in the Prospectuses and the compensation arrangements with respect to the Corporation’s Named Executive Officers are as disclosed in the information circular for the Corporation’s annual general meeting held on June 15, 2020 and, except as disclosed therein, there are no pensions, profit sharing, group insurance (other than a group health insurance policy) or similar plans or other deferred compensation plans of any kind whatsoever affecting the Corporation;

(jj)

there are no “significant acquisitions”, “significant dispositions” or “significant probable acquisitions” for which the Corporation is required, pursuant to applicable Securities Laws to include additional financial disclosure in the Prospectuses;

(kk)

all contracts and agreements material to the Corporation and the Subsidiaries, collectively, other than those entered into in the ordinary course of its business as presently conducted (collectively the “Material Contracts”) have been disclosed in the Prospectuses and neither the Corporation nor the Subsidiaries has approved, entered into any binding agreement in respect of, or has any knowledge of, the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Corporation or a Subsidiary, whether by asset sale, transfer of shares or otherwise;

(ll)	there are no amendments to the Material Contracts that have been proposed to be, or are required to be, made other than have been disclosed in the Prospectuses;

(mm)

all tax returns, reports, elections, remittances, filings, withholdings and payments of the Corporation and the Subsidiaries required by law to have been filed or made, have been filed or made (as the case may be) and are substantially true, complete and correct and all taxes owing of the Corporation as at December 31, 2019 have been paid or accrued in the Corporation’s Financial Statements;

(nn)

the Corporation and each of its Subsidiaries have been assessed for all applicable taxes and have received all appropriate refunds, made adequate provision for taxes payable for all subsequent periods and the Corporation is not aware of any material contingent tax liability of the Corporation or any of its Subsidiaries not adequately reflected in the Corporation’s Financial Statements;

(oo)

other than as disclosed in the Prospectuses, there are no material actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding or, to the Corporation’s knowledge, pending, threatened against or affecting the Corporation or the Subsidiaries, at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever and, to the Corporation’s knowledge, there is no basis therefor;

(pp)

none of the Corporation nor the Subsidiaries has been, in any material respect, in violation of, in connection with the ownership, use, maintenance or operation of its property and assets, any applicable federal, provincial, state, municipal or local laws, by-laws, regulations, orders, policies, permits, licences, certificates or approvals having the force of law, domestic or foreign, relating to environmental, health or safety matters or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “environmental laws”); without limiting the generality of the foregoing:

(i)

the Corporation and the Subsidiaries have occupied their respective properties and have received, handled, used, stored, treated, shipped and disposed of all pollutants, contaminants, hazardous or toxic materials, controlled or dangerous substances or wastes in material compliance with all applicable environmental laws and have received all permits, licenses or other approvals required of them under applicable environmental laws to conduct their respective businesses; and

(ii)

there are no orders, rulings or directives issued against the Corporation or the Subsidiaries, and there are no orders, rulings or directives pending or, to the knowledge of the Corporation, threatened against the Corporation or the Subsidiaries under or pursuant to any environmental laws requiring any material work, repairs, construction or capital expenditures with respect to any property or assets of the Corporation or its Subsidiaries;

(qq)

no notice with respect to any of the matters referred to in the immediately preceding paragraph, including any alleged violations by the Corporation or the Subsidiaries with respect thereto has been received by the Corporation or the Subsidiaries, and, to the knowledge of the Corporation, no writ, injunction, order or judgement is outstanding, and no legal proceeding under or pursuant to any environmental laws or relating to the ownership, use, maintenance or operation of the property and assets of the Corporation or the Subsidiaries is in progress, threatened or, to the best of the Corporation’s knowledge, pending, and, to the best of the Corporation’s knowledge, there are no grounds or conditions which exist, on or under any property now or previously owned, operated or leased by the Corporation or the Subsidiaries, on which any such legal proceeding might be commenced with any reasonable likelihood of success or with the passage of time, or the giving of notice or both, would give rise;

(rr)

none of the Corporation nor the Subsidiaries and, to the best of the Corporation’s knowledge, their respective directors or officers, are in breach of any law, ordinance, statute, regulation, by-law, order or decree of any kind whatsoever, except as would not have a material adverse effect on the Corporation and the Subsidiaries, taken as a whole;

(ss)

the Corporation’s current and former auditors who audited the Annual Financial Statements and who provided their audit report thereon, at all relevant times are and have been (i) independent public accountants as required under applicable Securities Laws, including as required by the U.S. Securities Act and by the rules of the PCAOB, (ii) in compliance with the applicable requirements relating to the qualification of accountants under Rule 2-01 of Regulation S-X under the U.S. Securities Act, and (iii) a registered public accounting firm as defined by the PCAOB whose registration has not been suspended or revoked and who has not requested such registration to be withdrawn; there has never been a reportable event (within the meaning of National Instrument 51-102 Continuous Disclosure Obligations) between the Corporation and such auditors nor has there been any event which has led any of the Corporation’s current or former auditors to threaten to resign as auditors;

(tt)

the Prospectuses will be prepared and filed in compliance with the applicable Securities Laws, and, at the time of delivery of the Firm Shares and Option Shares to the Underwriters, the Final Prospectus will comply with the applicable Securities Laws and the Corporation shall fulfill and comply with the necessary requirements of the applicable Securities Laws in order to enable the Firm Shares, the Over-Allotment Option and any Option Shares, to be lawfully distributed in the Canadian Qualifying Jurisdictions through the Underwriters or any other investment dealers or brokers registered as such in the Canadian Qualifying Jurisdictions and acting in accordance with the terms of their registrations and the applicable Securities Laws;

(uu)

the Prospectuses will contain no untrue statement of a material fact and will not omit to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it is made and, together with all of the information incorporated by reference in the Prospectuses, will constitute full, true and plain disclosure of all material facts relating to the Corporation and the securities to be issued pursuant to the Offering and comply with applicable Securities Laws;

(vv)

to the knowledge of the Corporation, none of the Corporation, the Subsidiaries nor, to the Corporation’s knowledge, any of their respective employees or agents have, in connection with the affairs of the Corporation, made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, in violation of any law, or made any payment to any foreign, Canadian, United States or provincial or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by applicable laws;

(ww)

the operations of the Corporation and its subsidiaries are, and have been, conducted at all times, in material compliance with applicable financial recordkeeping and reporting requirements and the money laundering statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Agency

(collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or Governmental Agency, authority or body or any arbitrator involving the Corporation or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened;

(xx)

neither the Corporation nor any of its subsidiaries, nor any director or officer, nor, to the Corporation’s knowledge, any employee, agent, affiliate or representative of the Corporation or any of its subsidiaries is an individual or entity (“Person”) that is, or is owned or controlled by a Person that is:

(A)

the target of any sanctions (i) administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union or Her Majesty’s Treasury or (ii) pursuant to the U.S. Iran Sanctions Act, as amended, or Executive Order 13590 (collectively, “Sanctions”), nor

(B)	located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Cuba, Iran, North Korea, Sudan and Syria);

(ii)

the Corporation will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person:

(A)	to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or

(B)	in any other manner that will result in a violation of Sanctions by any Person (including any Person participating in the offering, whether as underwriter, advisor, investor or otherwise);

(yy)

none of the Corporation, its subsidiaries or, to the knowledge of the Corporation, any director, officer, employee, agent, affiliate or representative of the Corporation or any of its subsidiaries, has, directly or indirectly, (i) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any Governmental Agency, authority or instrumentality of any jurisdiction or (ii) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift, at the time it was made, was prohibited under the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the Corruption of Foreign Public Officials Act (Canada), or the rules and regulations promulgated thereunder; and the Corporation and its subsidiaries and affiliates have conducted their businesses in compliance with applicable anti-corruption laws and have instituted and maintain and will continue to maintain policies and procedures designed to promote and achieve compliance with such laws and with the representation and warranty contained herein;

(zz)

no labour dispute with the employees of the Corporation or any Subsidiary currently exists or, to the knowledge of the Corporation and the Subsidiaries, is imminent. Except for a collective bargaining agreement to which Minera Llamarada is a party, neither the Corporation nor any Subsidiary is a party to any collective bargaining agreement and, to the knowledge of the Corporation and the Subsidiaries no action has been taken or is contemplated to organize any employees of the Corporation or any Subsidiary;

(aaa)	the form of the certificate representing the Offered Shares has been duly approved by the Corporation and complies with the provisions of the Business Corporations Act (British Columbia);

(bbb)

no filing with, or authorization, approval, consent, license, order, registration, qualification or decree of any court or governmental authority or agency in Canada is necessary or required for the performance by the Corporation of its obligations hereunder, in connection with the Offering in the Canadian Qualifying Jurisdictions, or the consummation of the transactions contemplated by this Agreement, except such as have been already obtained, or as may be required, under applicable Securities Laws;

(ccc)

all information and documentation concerning the Corporation and the Subsidiaries (including but not limited to the Property Rights and Material Contracts), the Firm Shares, Over-Allotment Option, Option Shares, and the Offering, that has been provided in writing to the Underwriters on its request by the Corporation in connection with this Agreement is accurate and complete in all material respects and not misleading and will not omit to state any fact or information which would be material to a lead manager and Underwriters performing the services contemplated herein;

(ddd)

no Canadian Securities Commission or similar regulatory authority or the TSX or the NYSE American or the SEC has issued any order which is currently outstanding preventing or suspending trading in any securities of the Corporation, and no such proceeding is, to the knowledge of the Corporation, pending, contemplated or threatened;

(eee)

the Corporation and its subsidiaries maintain “internal control over financial reporting” (as such term is defined in Rule 13a-15(f) under the U.S. Exchange Act); such internal control over financial reporting and procedures are effective and compliant with NI 52-109 and the Corporation and its subsidiaries are not aware of any material weakness or significant deficiency in their internal control over financial reporting;

(fff)

the Corporation and its subsidiaries maintain “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) under the U.S. Exchange Act); such disclosure controls and procedures are effective and compliant with NI 52-109;

(ggg)

there is and has been no failure on the part of the Corporation and any of the Corporation’s directors or officers, in their capacities as such, to comply with applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including Section 402 relating to loans and Sections 302 and 906 relating to certifications;

(hhh)

the Corporation has not taken, directly or indirectly, and will not take any action designed to or that would constitute or that would reasonably be expected to cause or result in, under Canadian Securities Laws or the U.S. Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Corporation to facilitate the sale or resale of the Offered Shares;

(iii)

the Corporation will timely file such reports pursuant to the U.S. Exchange Act as are necessary in order to make generally available to its securityholders an earnings statement for the purposes of, and to provide the Underwriters the benefits contemplated by, the last paragraph of Section 11(a) of the U.S. Securities Act;

(jjj)

other than the Underwriters, there is no person acting or, to the knowledge of the Corporation, purporting to act at the request of the Corporation, who is entitled to any broker’s or finder’s fees in connection with the transactions contemplated herein;

(kkk)

the Corporation is not a “related issuer” or “connected issuer” (as those terms are defined in section 1.1 of National Instrument 33-105 – Underwriting Conflicts) of any registrant involved in a trade of the Offered Shares;

(lll)

the Corporation is not and, after giving effect to the offering and the sale of the Offered Shares and the application of their proceeds as described in the Prospectuses, will not be required to be registered as an “investment company” as defined in the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder; and

(mmm)

the interactive data in the extensible Business Reporting Language, or XBRL, included as an exhibit to the Registration Statement, if any, fairly presents the information called for in all material respects and has been prepared in accordance with the SEC’s rules and guidelines applicable thereto.

7.2

Unless the Corporation and Scotia otherwise agree in writing, neither the Corporation nor any Underwriter has made and none of them will make any offer relating to the Offered Shares that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a Free Writing Prospectus; provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the Free Writing Prospectuses, if any, included in Schedule C hereto and in respect of any electronic roadshow furnished to Scotia prior to first use and not objected to by Scotia. Any such free writing prospectus consented to by Scotia or the Corporation is hereinafter referred to as a “Permitted Free Writing Prospectus”. The Corporation agrees that (i) it will treat each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (ii) it will comply with the requirements of Rules 164 and 433 under the U.S. Securities Act applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the SEC, legending and record keeping.

7.3	The Corporation covenants to the Underwriters that it shall:

(a)

prior to the Closing Time, fulfill to the satisfaction of the Underwriters all legal requirements (including, without limitation, compliance with applicable Securities Laws) to be fulfilled by the Corporation to enable the Offered Shares to be distributed free of resale restrictions in the Qualifying Jurisdictions, subject only to the requirements of applicable Securities Laws;

(b)

use commercially reasonable efforts to maintain its status as a “reporting issuer” or the equivalent not in default in each of the Canadian Qualifying Jurisdictions for a period of two years from the Closing Date, other than in connection with a merger, amalgamation, arrangement, take-over bid, going private transaction or other similar transaction involving the purchase of all of the outstanding Common Shares;

(c)

use commercially reasonable efforts to maintain its listing of the Common Shares on the Exchanges (or a similar stock exchange or quotation system) for a period of two years from the Closing Date, other than in connection with a merger, amalgamation, arrangement, take-over bid, going private transaction or other similar transaction involving the purchase of all of the outstanding Common Shares;

(d)

from and including the date of this Agreement through to and including the Closing Time, do all such acts and things necessary to ensure that all of the representations and warranties of the Corporation contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement remain materially true and correct and not do any such act or thing that would render any representation or warranty of the Corporation contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement materially untrue or incorrect;

(e)

not, and shall not publicly disclose an intention to, for a period of 90 days from the Closing Date, without the prior written consent of Scotia, such consent not to be unreasonably withheld: (A) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares; (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise; or (C) file any prospectus or registration statement with any Canadian Securities Commission or the SEC relating to the offering of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, other than pursuant to or in connection with: (i) the Offering, (ii) the exercise of the Over-Allotment Option, (iii) the exercise of an option or warrant or the conversion of a security of the Corporation outstanding on the date hereof, or (iv) the Corporation’s stock option plan, deferred share unit plan, performance and restricted share unit plan or employee share purchase plan existing on the date hereof or any successor plans thereto and the issuance of Common Shares in connection with the exercise or vesting of any such options, awards rights or grants;

(f)

advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof; of: (i) the issuance by Canadian Securities Commissions of any order suspending or preventing the use of the Canadian Prospectus; (ii) the suspension of the qualification of the Firm Shares, Over-Allotment Option or Option Shares for offering or sale in any of the Canadian Qualifying Jurisdictions; (iii) the institution, threatening or contemplation of any proceeding for any such purposes; or (iv) any requests made by Canadian Securities Commissions for amending or supplementing the Canadian Prospectus or for additional information, and will use its commercially reasonable efforts to prevent the issuance of any order referred to in (i) or (ii) above and, if any such order is issued, to obtain the withdrawal thereof as promptly as possible;

(g)

not reproduce, disseminate, quote from or refer to any written or oral opinions, advice, analysis and materials provided by the Underwriters to the Corporation in connection with the Offering in whole or in part at any time, in any manner or for any purpose, without Scotia’s prior written consent in each specific instance, and the Corporation shall and shall cause its affiliates, officers, directors, shareholders, agents and advisors (including those shareholders who have an advisory relationship with the Corporation and the directors, officers, and employees of such shareholders) to keep confidential the opinions, advice, analysis and materials furnished to the Corporation by the Underwriters and its counsel in connection with the Offering;

(h)

during the period commencing on the date hereof and until completion of the distribution of any Option Shares, promptly provide to the Underwriters drafts of any press releases of the Corporation for review by the Underwriters and the Underwriters’ counsel prior to issuance, provided that any such review will be completed in a timely manner;

(i)

forthwith notify the Underwriters of any breach of any covenant of this Agreement by any party thereto, or upon it becoming aware that any representation or warranty of the Corporation contained in this Agreement is or has become untrue or inaccurate in any material respect;

(j)	use the net proceeds of the Offering substantially in the manner set out in the Final Prospectuses under the heading “Use of Proceeds”, subject to the qualification set out therein;

(k)	make management of the Corporation available to provide such assistance in marketing the Offering as the Underwriters may reasonably request; and

(l)

for each tax year that the Corporation qualifies as a “passive foreign investment company” (a “PFIC”), the Corporation will make publicly available, (a) a “PFIC Annual Information Statement” as described in U.S. Treasury Regulation Section 1.1295-1(g) (or any successor Treasury Regulation) and (b) all information and documentation that a U.S. shareholder is required to obtain for U.S. federal income tax purposes in making a qualifying electing fund election with respect to the Corporation. The Corporation may elect to provide such information on its website.[1]

[1]	Note to KKLLP: This obligation already exists under the last deal and is not an incremental requirement.

ARTICLE 8

CLOSING

8.1	The closing of the purchase and sale of the Firm Shares shall take place at the Closing Time at the offices of Koffman Kalef LLP in Vancouver, British Columbia.

8.2

The closing of the purchase and sale of any Option Shares shall be completed at the Closing Time on such date (the “Option Closing Date”), which may be the same as the Closing Date but shall in no event be earlier than the Closing Date, nor less than three nor more than five business days after the giving of the notice hereinafter referred to (provided that if the Option Closing Date is the same as the Closing Date, such notice may be given not less than two business days prior to the Option Closing Date), as shall be specified in a written notice from Scotia, on behalf of the Underwriters, to the Corporation of the Underwriters’ determination to purchase that number of Option Shares specified in such notice. The closing of the purchase and sale of any Option Shares shall be completed at the offices of Koffman Kalef LLP in Vancouver, British Columbia. If the Over-Allotment Option is exercised, all of the provisions of this Agreement relating to the purchase by the Underwriters of the Firm Shares shall apply mutatis mutandis in relation to the purchase by the Underwriters of any Option Shares at the Closing Time on the Option Closing Date.

8.3

At the Closing Time, the Corporation shall deliver to CDS Clearing and Depository Services Inc. (“CDS”), on behalf of the Underwriters, in electronic or certificated form, the Firm Shares registered in name or names as Scotia may notify the Corporation not less than two business days before the Closing Date. Scotia, on behalf of the Underwriters, shall furnish to CDS not less than two business days before the Closing Date, a breakdown of the number of Firm Shares to be allocated in the book-based system of CDS to the Underwriters and other brokers or dealers which are participants of CDS and act on behalf of beneficial owners, together with the financial institution numbers of each person to whom Firm Shares are to be allocated in the book-based system. The delivery of the Firm Shares in electronic or certificated form to CDS shall be made against payment by the Underwriters to the Corporation of the aggregate purchase price, net of the Underwriting Fee, for the Firm Shares by wire transfer in immediately available funds as set forth in section 8.4.

8.4

Payment of the amount of the aggregate purchase price for the Offered Shares, net of the Underwriting Fee and expenses in accordance with section 12.1, shall be effected by wire transfer in immediately available Canadian dollars payable to the Corporation or as the Corporation may otherwise direct the Underwriter in writing not later than 2:00 p.m. (Vancouver time) on the third business day immediately preceding the Closing Date.

ARTICLE 9

CONDITIONS PRECEDENT

9.1

The following are conditions precedent to the obligations of the Underwriters to close the transactions contemplated by this Agreement, which conditions the Corporation covenants to exercise all commercially reasonable efforts to have fulfilled at or prior to the Closing Time and which conditions may be waived in writing in whole or in part by the Underwriters at any time. If any of the conditions are not met, each of the Underwriters may terminate its obligations under this Agreement without prejudice to any other remedies it may have. At the Closing Time:

(a)

the Canadian Prospectus Supplement shall have been filed with the Canadian Securities Commissions and the U.S. Prospectus and the Registration Statement shall have been filed with the SEC; the Registration Statement shall have become effective under the U.S. Securities Act; no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the SEC; no order having the effect of preventing or suspending the use of any prospectus (including any Issuer Free Writing Prospectus) relating to the Offered Shares shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the Canadian Securities Commissions or the SEC; and all requests for additional information on the part of the Canadian Securities Commissions and the SEC shall have been complied with to the reasonable satisfaction of the Underwriters;

(b)

the Underwriters shall have received a certificate, dated the Closing Date, from the Chief Executive Officer and the Chief Financial Officer of the Corporation, or by such other senior officers satisfactory to the Underwriters, acting reasonably, certifying on behalf of the Corporation and not in their respective personal capacity and without personal liability, that:

(i)

the Corporation has complied with and satisfied, in all material respects, the covenants, terms and conditions of this Agreement on its part to be complied with or satisfied at or prior to the Closing Time;

(ii)

the representations and warranties of the Corporation contained herein are true and correct in all materials respects (except in the case where such representations and warranties are qualified by “material adverse effect” or other concepts of materiality, in which case such representations and warranties shall be true and correct in all respects) as of the Closing Time with the same force and effect as if made at and as of the Closing Time, except for such representations and warranties which are made as of a specific date other than the Closing Date; and

(iii)

there has been no material adverse change, financial or otherwise, as at the Closing Date, in the business, operations, or condition (financial or otherwise) of the Corporation and its subsidiaries (taken as a whole) from that disclosed in the Canadian Prospectus Supplement, the Time of Sale Prospectus and the U.S. Prospectus;

(c)

the Corporation shall have furnished to the Underwriters evidence that the Offered Shares have been conditionally approved for listing and trading on the TSX and that the Offered Shares purchased at that time will be posted for trading on the TSX and authorized for trading on the NYSE American on the Closing Date;

(d)

the Underwriters shall have received a comfort letter of the Corporation’s current and former auditor addressed to the Underwriters, the Corporation and the board of directors of the Corporation, and dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, bringing the information contained in the comfort letter or letters from such auditors referred to in section 3.1(e) hereof forward to the Closing Time, which comfort letter shall be based on a review having a cut-off date not more than three business days prior to the Closing Date;

(e)

the Underwriters shall have received, dated the Closing Date (i) legal opinions from Koffman Kalef LLP, Canadian counsel for the Corporation (or where applicable, opinions of local counsel as to the laws other than those of Canada and the Province of British Columbia), to the effect set forth in Schedule A hereto, (ii) legal opinions and a negative assurance letter from Dorsey & Whitney LLP, U.S. counsel for the Corporation, to the effect set forth in Schedule B hereto, (iii) legal opinions from Stikeman Elliott LLP, Canadian counsel for the Underwriters, with respect to the offering and sale of the Offered Shares in Canada, the Canadian Prospectus Supplement and other related matters as the Underwriters may reasonably require, and (iv) legal opinions and a negative assurance letter from Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel for the Underwriters, with respect to the offering and sale of the Offered Shares in the United States, the Registration Statement, the U.S. Prospectus (together with any supplement thereto) and other related matters as the Underwriters may reasonably require, it being understood that counsel for the Underwriters may rely on the opinions of counsel for the Corporation and the opinions of local counsel in the Canadian Qualifying Jurisdictions as to all matters not governed by the laws of the respective jurisdictions in which they are qualified to practice, and that all counsel may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Corporation, auditors and public officials, and that the opinions of counsel may be subject to usual qualifications as to equitable remedies, creditors’ rights laws and public policy considerations;

(f)

the Underwriters shall have received favourable legal opinions from counsel to the Corporation in the relevant local jurisdictions, dated as of the Closing Date and in form and substance acceptable to the Underwriters, acting reasonably, with respect to title to and ownership rights in Corporation’s material property being the Las Chispas Property;

(g)

at the Closing Time, certificates of good standing (or equivalent) for the Corporation and the Subsidiaries, each dated within one business day (or such earlier or later date as the Underwriters may accept) of the Closing Date;

(h)

at the Closing Time, a certificate of the registrar and transfer agent of the Common Shares, which certifies the number of Common Shares issued and outstanding on the date prior to the Closing Date; and

(i)

the Underwriters shall have received at the Closing Time, such other materials (the “Closing Materials”) as the Underwriters may reasonably require and as are customary in a transaction of this nature, and the Closing Materials will be addressed to the Underwriters and to such parties as may be reasonably directed by the Underwriters and will be dated as of the Closing Date or such other date as the Underwriters may reasonably require;

ARTICLE 10

TERMINATION

10.1

Except as otherwise provided herein, all terms and conditions set out herein shall be construed as conditions and any breach or failure by the Corporation to comply with any material conditions in favour of the Underwriters shall entitle the Underwriters to terminate in accordance with section 10.2 its obligation to purchase the Firm Shares and any Option Shares by written notice to that effect given to the Corporation prior to the Closing Time on the Closing Date or Option Closing Date (as applicable). The Corporation shall use its commercially reasonable efforts to cause all conditions in this Agreement to be satisfied. It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to its rights in respect of any subsequent breach or non-compliance, provided that to be binding on the Underwriters, any such waiver or extension must be in writing.

10.2

In addition to the completion of satisfactory due diligence by the Closing Date, and any other remedies which may be available to the Underwriters, this Agreement and any obligation of the Underwriters to purchase Firm Shares and any Option Shares may be terminated by Scotia, on behalf of the Underwriters, upon delivery of written notice to the Corporation at any time up to the closing of the Offering if at any time prior to the closing of the Offering:

(a)	trading generally shall have been suspended or materially limited on, or by, as the case may be, either of the Exchanges;

(b)	there shall have occurred any material disruption in securities settlement, payment or clearance services in Canada or the United States;

(c)	there shall have been declared any moratorium on commercial banking activities by Canadian or United States authorities;

(d)

there shall have been commenced, announced or threatened any formal or informal inquiry, action, suit, investigation or proceeding in relation to the Corporation or its directors or officers, which, in the opinion of the Underwriters, acting in good faith, would reasonably be expected to have a material adverse effect on the Corporation and the Subsidiaries (taken as a whole);

(e)

any law or regulation under or pursuant to any statute of Canada or of any province thereof, or of the United States or any state or territory thereof, is promulgated or changed which in the opinion of the Underwriters, acting in good faith, operates to prevent or materially restrict the distribution or trading of the Common Shares or which, in the opinion of the Underwriters, acting in good faith, would reasonably be expected to have a material adverse effect on the Corporation and the Subsidiaries (taken as a whole), including as to the market price or value of the Common Shares;

(f)

there is, in the opinion of the Underwriters, acting in good faith, a material change or a change in any material fact or a new material fact arises would reasonably be expected to have a material adverse effect on the Corporation and the Subsidiaries (taken as a whole), including as to the market price or value of the Common Shares;

(g)

there shall have occurred any outbreak or escalation of hostilities, terrorist action, or any change in financial markets, currency exchange rates or controls or any calamity or crisis that, in the in the opinion of the Underwriters, acting in good faith, is material and adverse and which, singly or together with any other event specified in this clause, makes it, in the opinion of the Underwriters, acting in good faith, impracticable or inadvisable to proceed with the offer, sale or delivery of the Offered Shares on the terms and in the manner contemplated by the Prospectuses; or

(h)	the Corporation shall be in breach of, default under or non-compliance with any material representation, warranty, covenant, term or condition of this Agreement.

10.3

Scotia shall make reasonable efforts to give notice to the Corporation (in writing or by other means) of the occurrence of any of the events referred to in section 10.2 provided that neither the giving nor the failure to give such notice shall in any way affect the entitlement of Scotia to exercise their rights under section 10.2, on behalf of the Underwriters, at any time prior to or at the Closing Time on the Closing Date or the Option Closing Date (as the case may be).

10.4

The rights of termination contained in this ARTICLE 10 as may be exercised by Scotia, on behalf of the Underwriters, are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement.

10.5

If the obligations of the Underwriters are terminated under this Agreement pursuant to these termination rights, the Corporation’s liabilities to the Underwriters shall be limited to the Corporation’s obligations under subsection 7.3(h), ARTICLE 10, ARTICLE 11, and ARTICLE 12.

ARTICLE 11

INDEMNIFICATION AND CONTRIBUTION

11.1

The Corporation (the “Indemnitor”) agrees to indemnify and hold harmless each Underwriter and its respective affiliates, its respective present and former directors, officers, employees, agents, partners, advisors, shareholders and each other person, if any, controlling an Underwriter or any of its affiliates (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”), to the full extent lawful, from and against any and all expenses, losses, claims, actions, damages and liabilities, joint or several, (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of its counsel that may be incurred in advising with respect to and/or defending any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party) to which any Indemnified Party may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, actions, damages or liabilities relate to, are caused by, result from, arise out of or are based upon, directly or indirectly:

(a)

any breach of or default under any representation, warranty, covenant or agreement of the Corporation in this Agreement or any other document to be delivered in connection with the Offering, or the failure of the Corporation to comply with any of its obligations under this Agreement or under those other documents;

(b)	the Corporation not complying with any requirement of any securities laws relating to the Offering of the Firm Shares and Option Shares;

(c)

any information or statement contained in any of the Offering Documents or any other document or material filed or delivered by or on behalf of the Corporation in connection with the Offering (except any information or statement relating solely to the Underwriters and furnished by the Underwriters, through Scotia, in writing, specifically for use in such documents, being or being alleged to be an untrue statement or misrepresentation);

(d)

any omission or alleged omission to state in any Offering Document filed or delivered by or on behalf of the Corporation in connection with the Offering (except facts relating solely to the Underwriters and furnished by the Underwriters, through Scotia, in writing, specifically for use in such documents), required to be stated in such Offering Document or necessary to make any statement in such Offering Document not misleading in light of the circumstances under which it was made (or, in the case of the Registration Statement, required to be stated therein or necessary to make any statement therein not misleading); or

(e)

any order made or any inquiry, investigation or proceeding instituted, threatened or announced by any court, securities regulatory authority, stock exchange or any other governmental authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation contained in any of the Offering Documents or in any certificate or other document of the Corporation filed or delivered in connection with the Offering or based on any failure to comply with the securities laws (except an untrue statement, omission or misrepresentation relating solely to the Underwriters and furnished by them, through their, in writing, specifically for use in such documents) preventing or restricting the trading in or the sale or distribution of the Firm Shares and Option Shares.

11.2

Notwithstanding the foregoing, this indemnity shall not apply to an Indemnified Party to the extent that a court of competent jurisdiction in a final judgment that has become non- appealable shall determine that such expenses, losses, claims, actions, costs, damages or liabilities to which the Indemnified Party may be subject were caused by the breach of this Agreement, fraud, gross negligence or wilful misconduct of such Indemnified Party.

11.3

The Indemnitor also agrees that no Indemnified Party will have any liability (either direct or indirect, in contract or tort or otherwise) to the Indemnitor or any person asserting claims on the Indemnitor’s behalf or in right for or in connection with the Offering, except to the extent that any expenses, losses, claims, actions, costs, damages or liabilities incurred by the Indemnitor are determined by a court of competent jurisdiction in a final judgment that has become non-appealable to have resulted from the breach of this Agreement, fraud, gross negligence or wilful misconduct of such Indemnified Party.

11.4

If for any reason (other than a determination by a court of competent jurisdiction in a final judgment that has become non-appealable that such expenses, losses, claims, actions, costs, damages or liabilities to which the Indemnified Party may be subject were caused by the breach of this Agreement, fraud, negligence or wilful misconduct of such Indemnified Party) the indemnification provided for herein is unavailable to any Indemnified Party or is insufficient to hold any Indemnified Party harmless, the Indemnitor shall contribute to the amount paid or payable by any Indemnified Party as a result of such expense, loss, claim, action, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnitor on the one hand and the Indemnified Party on the other hand but also the relative fault of the Indemnitor or any Indemnified Party as well as any relevant equitable considerations; provided that the Indemnitor shall in any event contribute to the amount paid or payable by any Indemnified Party as a result of such expense, loss, claim, action, damage or liability in excess of such amount over the aggregate amount of the fee received by the Underwriters pursuant to the Offering.

11.5

The Indemnitor agrees that in case any legal proceeding shall be brought against the Indemnitor and/or any Indemnified Party by any governmental authority or stock exchange or if such authority or exchange shall investigate the Indemnitor and/or any Indemnified Party and such Indemnified Party shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with or by reason of this Agreement, such Indemnified Party shall have the right to employ its own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse an Underwriter for time spent by its, or any of its affiliates, directors, officers, employees, partners or agents (collectively, “Personnel”) in connection therewith based on such Underwriter’s then current schedule of per diem fees for its personnel) and out-of-pocket expenses incurred by its Personnel in connection therewith shall be paid by the Indemnitor as they occur.

11.6

Promptly after receiving notice of an action, suit, proceeding or claim against any Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor pursuant to this indemnity, such Indemnified Party will notify the Indemnitor in writing of the particulars thereof, will provide copies of all relevant documentation to the Indemnitor and, unless the Indemnitor assumes the defence thereof, will keep the Indemnitor advised of the progress thereof and will discuss all significant actions proposed. The omission so to notify the Indemnitor shall not relieve the Indemnitor of any liability which the Indemnitor may have to any Indemnified Party, except only to the extent that any such delay in or failure to give notice as herein required prejudices the defence of such action, suit, proceeding, claim or investigation or results in any material increase in the liability which the Indemnitor would otherwise have under this indemnity had an Indemnified Party not so delayed in or failed to give the notice required hereunder.

11.7

The Indemnitor shall have 30 days after receipt of the notice, at its own expense, to participate in and, to the extent it may wish to do so, assume the defence thereof, provided such defence is conducted by experienced and competent counsel. Upon the Indemnitor notifying an Indemnified Party in writing of its election to assume the defence and retaining counsel, the Indemnitor shall not be liable to such Indemnified Party for any legal expenses subsequently incurred by such Indemnified Party in connection with such defence. If such defence is assumed by the Indemnitor, the Indemnitor throughout the course thereof will provide copies of all relevant documentation to the Indemnified Party, will keep the Indemnified Party advised of the progress thereof and will discuss with the Indemnified Party all significant actions proposed.

11.8

Notwithstanding the foregoing, any Indemnified Party shall have the right, at the Indemnitor’s expense, to employ counsel of such Indemnified Party’s choice, in respect of the defence of any action, suit, proceeding, claim or investigation if: (i) the employment of such counsel has been authorized by the Indemnitor; (ii) the Indemnitor has not assumed the defence and employed counsel therefor within 30 days after receiving notice of such action, suit, proceeding, claim or investigation; (iii) the Indemnified Party shall have reasonably concluded that there may be legal defenses available to it that are different from or in addition to those available to the Indemnitor; or (iv) counsel retained by the Indemnitor or the Indemnified Party has advised the Indemnified Party in writing that representation of both parties by the same counsel would be inappropriate because there is a conflict of interest between the Indemnitor and the Indemnified Party or the subject matter of the action, suit, proceeding, claim or investigation may not fall within the indemnity set forth herein (in either of which events the Indemnitor shall not have the right to assume or direct the defence on the Indemnified Party’s behalf).

11.9

No admission of liability and no settlement of any action, suit, proceeding, claim or investigation shall be made without the consent of the Indemnified Parties affected, such consent not to be unreasonably withheld. No admission of liability shall be made and the Indemnitor shall not be liable for any settlement of any action, suit, proceeding, claim or investigation made without its consent, such consent not to be unreasonably withheld.

11.10

The Indemnitors hereby acknowledges that the Underwriters act as trustee for the other Indemnified Parties of the Indemnitor’s covenants under this indemnity with respect to such persons and the Underwriters agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

11.11

This indemnity and contribution obligations of the Indemnitor hereunder shall be in addition to any liability which the Indemnitor may otherwise have, shall extend upon the same terms and conditions to the Indemnified Parties and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnitor, and any Indemnified Party. The foregoing provisions shall survive the completion of the Offering.

ARTICLE 12

EXPENSES

12.1

If the transactions herein contemplated are completed, all expenses of or incidental to the issue and offering of the Offered Shares shall be borne by the Corporation, including, without limitation, expenses payable in connection with the qualification of the Offered Shares for Distribution in the Canadian Qualifying Jurisdictions and in the United States; the preparation, printing, issuance and delivery of certificates for the Offered Shares, including any stamp or transfer taxes in connection with the original issuance and sale of the Offered Shares; if applicable, any registration or qualification of the Offered Shares for offer and sale under the securities or blue sky laws of the several states (including filing fees relating to such registration and qualification); any filings required to be made with the Financial Industry Regulatory Authority, Inc. (including filing fees and the reasonable fees and expenses of counsel for the Underwriters, such reasonable fees and expenses not to exceed U.S.$20,000, relating to such filings); the travel, transportation and other expenses of the Corporation in connection with presentations to prospective purchasers of the Offered Shares; all other costs and expenses of the Corporation and its representatives incidental to the performance by the Corporation of its obligations hereunder; all reasonable out-of-pocket expenses and fees and expenses of counsel for the Underwriters not to exceed US$250,000, exclusive of disbursements and taxes payable on fees, expenses and disbursements; the fees and expenses of counsel and auditor for the Corporation; listing fees; and all costs incurred in connection with the preparation, translation, printing, filing and delivery of the Canadian Prospectus, the Registration Statement, the U.S. Prospectus and any marketing materials and Issuer Free Writing Prospectus.

ARTICLE 13

UNDERWRITING PERCENTAGES

13.1

The obligations of the Underwriters hereunder, including the obligation to purchase Firm Shares and if the Over-Allotment Option is exercised, any obligation to purchase Option Shares at the Closing Time shall be several, and not joint, and shall be limited to the percentages of the aggregate percentage of the Firm Shares and Option Shares set out opposite the name of the Underwriters below:

Scotia Capital Inc.	32.5%
Raymond James Ltd.	26.5%
RBC Dominion Securities Inc.	17.0%
PI Financial Corp.	14.0%
BMO Nesbitt Burns Inc.	10.0%
Total	100%

13.2

In the event that any Underwriter shall at the Closing Time fail to purchase its percentage of the Firm Shares or Option Shares as provided in section 13.1 (a “Defaulting Underwriter”) and the percentage of Firm Shares or Option Shares that have not been purchased by the Defaulting Underwriter represents 10% or less of the aggregate Firm Shares or Option Shares, the other Underwriters shall be severally, and not jointly, nor jointly and severally, obligated, to purchase all of the Firm Shares and Option Shares that the Defaulting Underwriter has failed to purchase; the Underwriters shall purchase such Firm Shares and Option Shares pro rata to its respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event that the percentage of Firm Shares or Option Shares that have not been purchased by a Defaulting Underwriter represents more than 10% of the aggregate Firm Shares or Option Shares, the other Underwriters shall have the right, but shall not be obligated, to purchase all of the percentage of the Firm Shares and Option Shares which would otherwise have been purchased by the Defaulting Underwriter; the Underwriter exercising such right shall purchase such Firm Shares and Option Shares, if applicable, pro rata to its respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event that such right is not exercised, the others that are not in default shall be relieved of all obligations to the Corporation arising from such default. Nothing in this section shall oblige the Corporation to sell to the Underwriters less than all of the Firm Shares (or in the event of the exercise of the Over-Allotment Option in whole or in part, the Option Shares in respect of which the Over-Allotment Option has been exercised) or relieve from liability to the Corporation any Underwriter which shall be so in default.

ARTICLE 14

LEAD UNDERWRITERS

14.1

All steps which must or may be taken by the Underwriters in connection with this Agreement but with the exception of the steps contemplated by ARTICLE 10, ARTICLE 11, ARTICLE 12 and ARTICLE 13 hereof may be taken by Scotia on the Underwriters’ behalf, and this Agreement is the Corporation’s authority for dealing solely with, and accepting notification from, Scotia with respect to any such steps on its behalf. Other than as set forth in this section 14.1, no action by any Underwriter shall be binding on any other Underwriter.

ARTICLE 15

GENERAL

15.1

Any notice to be given hereunder shall be in writing and may be given by electronic mail (email) or by hand delivery and shall, in the case of notice to the Corporation, be addressed and e-mailed or delivered to:

SilverCrest Metals Inc. #501—570 Granville Street

Vancouver, BC, V6C 3P1

Attention:            N. Eric Fier

Email:                  [Redacted]

with a copy to:

Koffman Kalef LLP

885 W Georgia Street

Vancouver, BC V6C 3H4

Attention:            Bernard Poznanski

Email:                  [Redacted]

and to:

Dorsey & Whitney LLP

TD Canada Trust Tower

Brookfield Place, 161 Bay Street,

Suite 4310

Toronto, ON M5J 2S1

Attention:            James B. Guttman

Email:                  [Redacted]

and in the case of the Underwriters, be addressed and emailed or delivered as follows:

Scotia Capital Inc.

40 King Street West

Box 4085, Station “A”

Toronto, ON M5W 2X6

Attention:            Brendan Spinks

Email:                  [Redacted]

and to:

Raymond James Ltd.

40 King Street West, 54th Floor

Toronto, ON M5H 3Y2

Attention: John Willett

Email: [Redacted]

and to:

RBC Dominion Securities Inc.

200 Bay Street, Royal Bank Plaza, 4th Floor

Toronto, ON M5J 2W7

Attention: Hugh Samson

Email: [Redacted]

with a copy to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, ON M5L 1B9

Attention:            Tim McCormick

Email:                  [Redacted]

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Attention:            Adam M. Givertz

Email:                  [Redacted]

The Corporation and the Underwriters may change its respective addresses for notice by notice given in the manner referred to above.

Any notice or other communication shall be in writing and, unless delivered personally to a responsible officer of the addressee, shall be given by e-mail, and shall be deemed to be given at the time e-mailed or delivered, if e-mailed or delivered to the recipient on a business day (in the city in which the addressee is located) and before 5:00 p.m. (local time in the city in which the addressee is located) on such business day, and otherwise shall be deemed to be given at 9:00 a.m. (local time in the city in which the addressee is located) on the next following business day (in the city in which the addressee is located). Any party hereto may change its address for notice by notice to the other parties hereto given in the manner herein provided.

15.2

Time and each of the terms and conditions of this Agreement shall be of the essence of this Agreement and any waiver by the parties of this section 15.2 or any failure by them to exercise any of their rights under this Agreement shall be limited to the particular instance and shall not extend to any other instance or matter in this Agreement or otherwise affect any of their rights or remedies under this Agreement.

15.3

This Agreement constitutes the entire agreement between the parties hereto in respect of the matters referred to herein and there are no representations, warranties, covenants or agreements, expressed or implied, collateral hereto other than as expressly set forth or referred to herein and this Agreement supersedes any previous agreements, arrangements or understandings among the parties, including the “bought deal” offering letter dated February 11, 2021.

15.4	The headings in this Agreement are for reference only and do not constitute terms of this Agreement.

15.5

Except as expressly provided for in this Agreement, all warranties, representations, covenants and agreements of the Corporation herein contained, or contained in, documents submitted or required to be submitted pursuant to this Agreement, shall survive the purchase by the Underwriters of the Firm Shares and any Option Shares and shall continue in full force and effect, regardless of the closing of the sale of the Firm Shares and any Option Shares and regardless of any investigation which may be carried on by the Underwriters, or on its behalf, subject only to the applicable limitation period prescribed by law. For greater certainty, the provisions contained in this Agreement in any way related to the indemnification or the contribution obligations, including those provided for in ARTICLE 11, shall survive and continue in full force and effect, subject only to the applicable limitation period prescribed by law.

15.6

No alteration, amendment, modification or interpretation of this Agreement or any provision of this Agreement shall be valid and binding upon the parties hereto unless such alteration, amendment, modification or interpretation is in written form executed by the parties directly affected by such alteration, amendment, modification or interpretation.

15.7

The parties hereto shall execute and deliver all such further documents and instruments and do all such acts and things as any party may, either before or after the Closing Date, reasonably require in order to carry out the full intent and meaning of this Agreement.

15.8	This Agreement may not be assigned by any party hereto without the prior written consent of all of the parties hereto.

15.9

This Agreement shall be subject to, governed by, and construed in accordance with the laws of the Province of British Columbia and the Canadian federal laws applicable therein (excluding any conflict of law rule or principle of such laws that might refer such interpretation or enforcement to the laws of another jurisdiction). Each of the Corporation and the Underwriters irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia with respect to any matter arising hereunder or relating hereto.

15.10	The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

15.11

The parties may sign this Agreement in as many counterparts as may be deemed necessary and may be delivered by facsimile, all of which so signed and delivered shall be deemed to be an original and together shall constitute one and the same instrument.

If the foregoing is in accordance with your understanding and agreed to by you, please signify your acceptance on the accompanying counterparts of this Agreement and return same to the Underwriters whereupon this Agreement as so accepted shall constitute an agreement between the Corporation and the Underwriters enforceable in accordance with its terms.

[Signature Page Follows]

SCOTIA CAPITAL INC.

Per:	(signed) “Geoff Smith”
Name:	Geoff Smith
Title:	Managing Director

RAYMOND JAMES LTD.

Per:	(signed) “John Willett”
Name:	John Willett
Title:	Managing Director

RBC DOMINION SECURITIES INC.

Per:	(signed) “Hugh Samson”
Name:	Hugh Samson
Title:	Director, Global Investment Banking

PI FINANCIAL CORP.

Per:	(signed) “Dan Barnholden”
Name:	Dan Barnholden
Title:	Managing Director

BMO NESBITT BURNS INC.

Per:	(signed) “Jamie Rogers”
Name:	Jamie Rogers
Title:	Managing Director

The foregoing is accepted and agreed to effective as of the date appearing on the first page of this Agreement.

SILVERCREST METALS INC.

Per:	(signed) “N. Eric Fier”
Name:	N. Eric Fier Chief Executive Officer

Schedule A

OPINION OF KOFFMAN KALEF LLP

CANADIAN COUNSEL TO THE CORPORATION

(a)

each of the Corporation and its Subsidiaries is a corporation duly incorporated, continued, or amalgamated, as the case may be, and validly existing and is in good standing under the laws of the jurisdiction in which it was incorporated, continued, or amalgamated, as the case may be;

(b)

each of the Corporation and its Subsidiaries has all requisite corporate power and capacity to carry on its business as now conducted as described in the Canadian Prospectus and to own, lease and operate its property and assets described in the Canadian Prospectus and the Corporation has the requisite corporate power and capacity to execute and deliver this Agreement and to carry out the transactions contemplated hereby;

(c)	the Corporation’s ownership interest in its Canadian Subsidiaries;

(d)	the authorized and issued capital of the Corporation and of its Canadian Subsidiaries;

(e)

all necessary corporate action having been taken by Corporation to authorize the execution and delivery of this Agreement and the performance by the Corporation of its obligations hereunder and to authorize the issuance, sale and delivery of the Firm Shares and Option Shares and the grant of the Over-Allotment Option;

(f)	the Offered Shares have been validly created and will be issued as fully-paid and non-assessable Common Shares upon full payment therefor;

(g)

the form and terms of the definitive certificate representing the Offered Shares have been approved by the directors of the Corporation and comply in all material respects with the Business Corporations Act (British Columbia), the notice of articles and articles of the Corporation and the rules and by-laws of TSX;

(h)	the Corporation has all necessary corporate power and capacity:

(i)	to execute and deliver this Agreement and perform its obligations under this Agreement; and

(ii)	to issue the Offered Shares;

(i)

all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of each document comprising the Canadian Prospectus and the filing thereof with the Canadian Securities Commissions;

(j)

this Agreement has been duly executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in this Agreement may be limited by applicable law;

A - 1

(k)

the execution and delivery of this Agreement, the fulfillment of the terms hereof by the Corporation and the offering, issuance, sale and delivery of the Firm Shares and Option Shares do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with any of the terms, conditions or provisions of the articles or notice of articles of the Corporation;

(l)	Computershare Investor Services Inc. is the duly appointed registrar and transfer agent for the Common Shares;

(m)

all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits and consents of the appropriate regulatory authority in each Qualifying Jurisdiction to qualify the distribution of the Firm Shares, the Over-Allotment Option and the Option Shares in each of the Canadian Qualifying Jurisdictions through persons who are duly registered under applicable Securities Laws and who have complied with the relevant provisions of such applicable laws; and

(n)	as to the accuracy of the statements under the headings “Eligibility For Investment” in the Prospectuses.

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Schedule B

OPINION OF DORSEY & WHITNEY LLP

U.S. COUNSEL TO THE CORPORATION

1.

The statements in the Time of Sale Prospectus and the U.S. Prospectus under the heading “Certain United States Federal Tax Considerations” to the extent that they constitute summaries of United States federal law or regulations or legal conclusions, fairly summarize the matters described under that heading in all material respects.

2.

Assuming the compliance of the Canadian Prospectus, including the documents incorporated by reference therein, with the requirements of the securities laws and regulations of the Province of British Columbia and other requirements of Canadian law, the Registration Statement, the Time of Sale Prospectus and the U.S. Prospectus (other than the financial statements, including schedules, and other financial and statistical information contained therein or omitted therefrom, as to which we express no opinion) appear on their face to be appropriately responsive as to form in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder; the Form F-X, as of its date, appears on its face to be appropriately responsive in all material respects to the requirements of the Securities Act.

3.

No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made (other than as required by any state securities laws, as to which we express no opinion) is required on the part of the Corporation under any Applicable Law for the issuance or sale of the Common Shares, the execution and delivery by the Corporation of the Underwriting Agreement or the performance by the Corporation of its obligations thereunder. For purposes of this opinion, the term “Governmental Authority” means any executive, legislative, judicial, administrative or regulatory body of the State of New York or the United States of America. For purposes of this opinion, the term “Applicable Law” means those laws, rules and regulations of the United States of America and the State of New York, in each case which in our experience are normally applicable to the transactions of the type contemplated by the Underwriting Agreement.

4.

The issuance and sale of the Common Shares under the Underwriting Agreement, the execution and delivery by the Corporation of the Underwriting Agreement and the performance of its obligations thereunder will not (i) breach or result in a default under any agreement, indenture or instrument listed on Schedule A hereto, (ii) violate Applicable Law, or (iii) violate any judgment, order or decree of any Governmental Authority binding upon the Corporation listed on Schedule B hereto.

5.

The Corporation is not, and, after giving effect to the Offering and the application of the proceeds thereof as described in the U.S. Prospectus under the heading “Use of Proceeds,” will not be, required to be registered as an investment company under the United States Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

In rendering such opinion, such counsel may include customary assumptions and qualifications and may rely (A) as to matters involving the application of laws of any jurisdiction other than the State of New York or the federal laws of the United States, to the extent they deem proper and specified in such opinion, upon the opinion of other counsel of good standing whom they believe to be reliable and who are satisfactory to counsel for the Underwriters, acting reasonably, and (B)

B - 1

as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Corporation and public officials and on the representations and warranties of the Corporation made in the Underwriting Agreement. References to the U.S. Prospectus in this Schedule B include any supplements thereto at the Closing Date.

Such counsel will state in a separate letter that they have participated in conferences with officers and other representatives of the Corporation, representatives of Canadian counsel for the Corporation, representatives of the independent registered public accountants for the Corporation and representatives of the Underwriters and its counsel at which conferences the contents of the Registration Statement, the Time of Sale Prospectus and the U.S. Prospectus and related matters were discussed. In addition, they have reviewed certain records and other documents furnished to them by the Corporation. They did not participate in the preparation of the documents incorporated by reference into the Time of Sale Prospectus, U.S. Prospectus and the Registration Statement.

The purpose of their professional engagement was not to establish or confirm factual matters set forth in the Registration Statement, Time of Sale Prospectus or the U.S. Prospectus, and they have not undertaken any obligation to verify independently any of the factual matters set forth in the Registration Statement, Time of Sale Prospectus or the U.S. Prospectus, including, in each case, any information incorporated by reference therein. Moreover, they do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement, Time of Sale Prospectus or the U.S. Prospectus, including, in each case, any information incorporated by reference therein (other than as explicitly stated in paragraph 1 above).

Subject to the foregoing, they confirm to the Underwriters that, on the basis of the information they gained in the course of performing the services referred to above, nothing has come to their attention that would lead them to believe that (a) at the Applicable Time, the Registration Statement (except for the financial statements, financial statement schedules and other financial or accounting data and all information regarding mineral properties derived from the reports of the “qualified persons” that have consented to the reference to their names and the inclusion of their reports in the Registration Statement included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, in each case as to which they express no such belief), included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (b) at the Applicable Time, the Time of Sale Prospectus (except for the financial statements, financial statement schedules and other financial or accounting data and all information regarding mineral properties derived from the reports of the “qualified persons” that have consented to the reference to their names and the inclusion of their reports in the Registration Statement included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, in each case as to which they express no such belief) included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (c) at the time the U.S. Prospectus was issued or at the Closing Time, the U.S. Prospectus (except for the financial statements, financial statement schedules and other financial or accounting data and all information regarding mineral properties derived from the reports of the “qualified persons” that have consented to the reference to their names and the inclusion of their reports in the Registration Statement included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, in each case as to which they express no such belief) included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

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Schedule C

ISSUER FREE WRITING PRSPECTUSES

Term Sheet dated February 11, 2021 (included in Schedule G)

C - 1

Schedule D

SUBSIDIARIES

The subsidiaries of the Corporation are as follows:

•	NorCrest Metals Inc. held as to 50,099 shares by the Corporation;

•	Compañia Minera La Llamarada, S.A. de C.V. held as to 256,224,646 shares by NorCrest Metals Inc. and as to 1 share by Anne Yong in trust for the Corporation;

•	Babicanora Agrícola Noroeste, S.A. de C.V. held as to 9,999 shares by NorCrest Metals Inc. and as to 1 share by N. Eric Fier in trust for the Corporation;

•	SilverCrest Metals de México, S.A. de C.V. held as to 9,999 shares by NorCrest Metals Inc. and as to 1 share held by N. Eric Fier in trust for the Corporation;

•	Tinto Roca Exploración, S.A. de C.V. held as to 125,072 shares by Compañia Minera La Llamarada, S.A. de C.V. and as to 1 share held by NorCrest Metals Inc. in trust for the Corporation; and

•	Altadore Energía, S.A. de C.V. held as to 49,999 shares by Compañia Minera La Llamarada, S.A. de C.V. and as to 1 share held by NorCrest Metals Inc. in trust for the Corporation.

D - 1

Schedule E

OUTSTANDING CONVERTIBLE SECURITIES

Stock Options

The following table sets forth details for all outstanding stock options of the Corporation that were issued under the Corporation’s stock option plan.

Date of grant	Number of options outstanding	Exercise Price	Expiry
December 9, 2016	900,000	$2.30	December 9, 2021
January 3, 2017	50,000	$2.55	January 3, 2022
August 4, 2017	477,500	$1.88	August 4, 2022
January 2, 2018	350,000	$1.84	January 2, 2023
January 4, 2018	645,000	$1.94	January 4, 2023
November 11, 2018	100,000	$3.41	November 11, 2023
November 13, 2018	200,000	$3.30	November 13, 2023
December 14, 2018	1,250,000	$3.24	December 14, 2023
May 30, 2019	122,750	$4.54	May 30, 2024
September 4, 2019	862,500	$8.21	September 4, 2024
October 17, 2019	7,500	$7.89	October 17, 2024
December 19, 2019	778,750	$8.24	December 19, 2024
September 14, 2020	150,000	$12.53	September 14, 2025
November 11, 2020	25,000	$12.63	November 11, 2025
December 7, 2020	50,000	$11.22	December 7, 2025
	5,969,000

E - 1

Schedule F

LIST OF LAS CHISPAS PROPERTY RIGHTS

Concession Name	Title Number	Registration Date	End Date	Surface Area (ha)	Concession Holder
EL BERVANO FRACCION 1	212027	8/25/2000	8/24/2050	53.4183	Minera Llamarada
EL BERVANO FRACCION 2	212028	8/25/2000	8/24/2050	0.9966	Minera Llamarada
LAS CHISPAS UNO	188661	11/29/1990	11/28/2040	33.711	Minera Llamarada
EL SIETE	184913	12/6/1989	12/5/2039	43.239	Minera Llamarada
BABICANORA GRANDE	159377	10/29/1973	10/28/2023	16.00	Minera Llamarada
FERNANDEZ LEAL	190472	4/29/1991	4/28/2041	3.1292	Minera Llamarada
GUILLERMO TELL	191051	4/29/1991	4/28/2041	5.6521	Minera Llamarada
LIMANTOUR	191060	4/29/1991	4/28/2041	4.5537	Minera Llamarada
SAN GOTARDO	210776	11/26/1999	11/25/2049	3.6171	Minera Llamarada
LAS CHISPAS	156924	5/12/1972	5/11/2022	4.47	Minera Llamarada
LA FORTUNA*	Untiled Claim	APPLICATION PENDING	APPLICATION PENDING	15.28	Minera Llamarada
ESPIRITU SANTO FRACC. I	217589	8/6/2002	8/5/2052	733.3232	Minera Llamarada
ESPIRITU SANTO FRACC. II	217590	8/6/2002	8/5/2052	0.877	Minera Llamarada
LA CRUZ	223784	2/15/2005	2/14/2055	14.436	Minera Llamarada
LOPEZ**	190855	4/29/1991	4/28/2041	1.7173	Lopez Mejia – Espina – Cruz
NUEVO BABICANORA FRACC. I	235366	11/18/2009	11/17/2059	392.5760	Minera Llamarada
NUEVO BABICANORA FRACC. II	235367	11/18/2009	11/17/2059	9.8115	Minera Llamarada
NUEVO BABICANORA FRACC. II	235368	11/18/2009	11/17/2059	2.2777	Minera Llamarada
NUEVO BABICANORA FRACC. IV	235369	11/18/2009	11/17/2059	3.6764	Minera Llamarada
NUEVO LUPENA***	212971	2/20/2001	2/19/2051	13.0830	Minera Llamarada

PANUCO II ****	193297	Cancelled (legal recourse pending)	Cancelled (legal recourse pending)	12.93	Minera Llamarada
LA VICTORIA	216994	6/5/2002	6/4/2052	24.0000	Minera Llamarada
LAS CHISPAS 3-A	245423	1/24/2017	1/23/2067	1.0809	Minera Llamarada
LAS CHISPAS 3-B	245424	1/24/2017	1/23/2067	0.3879	Minera Llamarada
LAS CHISPAS 3-C	245425	1/24/2017	1/23/2067	0.3413	Minera Llamarada
LAS CHISPAS 3-D	245426	1/24/2017	1/23/2067	0.3359	Minera Llamarada
LAS CHISPAS 3-E	245427	1/24/2017	1/23/2067	0.4241	Minera Llamarada
LAS CHISPAS 3-F	245428	1/24/2017	1/23/2067	5.6112	Minera Llamarada

Notes:

*	Non-titled applications No.082/39410 and 082/38731
**

Lopez: Property Option is subject to area of interest under the Local Mexican Company agreement. Minera Llamarada has a 66.7% option on Lopez—remainder is owned by local persons. The acquisition of 66.7% title by Llamarada is subject to a condition precedent consisting of the relinquishment of first rights of refusal by owner of the remainder 33.3% title. If such owner exercises its first right of refusal, Llamarada’s title ownership will not come into effect.

***

Nuevo Lupena; A 2% Net Smelter Return royalty is payable to the previous concession holder Gutierrez-Perez-Ramirez of the NUEVO LUPENA and PANUCO II (pending registry) concessions for material that has processed grades of equal to or greater than 40 ounces per tonne of silver and 0.5 ounce per tonne of gold, combined.

****	Panuco II: Concession status currently is “cancelled” – revision recourse seeking reinstatement is pending.

Las Chispas Surface Ownership or Lease

Ranch Name	Registration Date	End Date	Surface Area (ha)	Concession Holder
Babicanora	April 17, 2017	Own	2,500	Minera Llamarada
Cuesta Blanca	February 23, 2018	Own	671.93	Minera Llamarada
Tetuachi	November 28, 2017	20 year lease, November 28, 2037	3.23	Minera Llamarada
Ejido Bamori	November 18, 2015	20 year lease, November 18, 2035	315	Minera Llamarada

Schedule G

MARKETING MATERIALS

SILVERCREST METALS INC.

TERM SHEET

Dated February, 2021

A final base shelf prospectus dated June 5, 2020 containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada, other than Quebec. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus, and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision. Investing in the Shares (as defined herein) involves risk. See “Risk Factors” in the final base shelf prospectus and in the prospectus supplement. SilverCrest Metals Inc. has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (the “SEC” ) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement relating to this offering, the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents at no cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Scotia Capital Inc., Attention: Equity Capital Markets, Scotia Plaza, 62nd Floor, 40 King Street West, Toronto, Ontario M5H 3Y2, or by telephone at 1-416-863-7704 and in the United States from Scotia Capital (USA) Inc., Attention: Equity Capital Markets, 250 Vesey Street, 24th Floor, New York, New York, 10281, or by telephone at 1-212-225-6853 or by email at equityprospectus@scotiabank.com.

Issuer:	SilverCrest Metals Inc. (the “Company”).

Issue:	Treasury offering of 13,050,000 common shares (the “Shares”).

Issue Amount:	US$120,060,000.

Issue Price:	US$9.20 per Share.

Over-Allotment	The Underwriters will have an option to purchase up to an additional 1,957,500

Option:	Shares, representing 15% of the Issue, at the Issue Price to cover over-allotments and for market stabilization purposes, exercisable in whole or in part at any time until 30 days after Closing.

Use of Proceeds:	The principal objectives for use of the net proceeds of the Offering are to expand the Las Chispas resources and reserves through further drilling, to optimize the mine and processing plant, and to explore regional targets for the development of satellite resources for processing at Las Chispas or for development as potential stand-alone operations.

Form of Offering:	Bought deal underwritten public issue, eligible for sale in each of the provinces of Canada, other than Quebec, pursuant to the Company’s base shelf prospectus dated June 5, 2020 and in the United States pursuant to the multi-jurisdictional disclosure system and in other jurisdictions on a prospectus exempt basis as agreed between Scotia Capital Inc. and the Company.

Conditions:	Subject to standard bought deal terms and conditions for transactions of this type.

Listing:	An application will be made to list the Shares on the Toronto Stock Exchange, which shall be conditionally approved prior to Closing and the NYSE American LLC, which listing shall be approved prior to Closing. The Company’s common shares are currently listed on the Toronto Stock Exchange under the symbol “SIL” and the NYSE American LLC under the symbol “SILV”.

Bookrunners:	Scotia Capital Inc., Raymond James Ltd. And RBC Dominion Securities Inc.

Eligibility:	The Shares are eligible investments for RRSPs, RRIFs, DPSPs, RDSPs, RESPs and TFSAs.

Commission:	4.25%, payable upon Closing.

Closing:	On or about February 22, 2021.

G - 1